
03005557



INVESTING FOR THE FUTURE

ANNUAL REPORT 2002




Cabot Microelectronics

CABOT MICROELECTRONICS' MANAGEMENT



J. Michael Jenkins
Vice President of Human Resources

Stephen Smith
Vice President of Marketing and Sales

Hiro Nishiya
Vice President of Asia Pacific Business Region

Kathleen Perry
Vice President of Research and Development

Daniel Pike
Vice President of Operations

Matthew Neville
Chairman, President and Chief Executive Officer

Daniel Wobby
Acting Chief Financial Officer

H. Carol Bernstein
Vice President, Secretary and General Counsel

Jeremy Jones
Vice President of New Business Development

COMPANY PROFILE

Cabot Microelectronics is the world's leading developer, manufacturer and supplier of high-performance polishing slurries for chemical mechanical planarization (CMP), which is an enabling step in the manufacturing process of the most advanced semiconductor chips—formally known as integrated circuit (IC) devices—and data storage components. The Company is also an emerging supplier of specialized CMP polishing pads for use with its slurries.

Cabot Microelectronics' customers are manufacturers who use the CMP process to polish the surfaces of ICs and data storage components to a planar, defect-free finish. This process enables these manufacturers to produce compact, multi-layer, high-performance ICs and superior quality data storage components, achieve higher product yields, improved product performance, increased manufacturing throughput, and lower their overall production costs.

A pioneer in the development of CMP slurries for IC applications, Cabot Microelectronics today supplies the majority of slurries used globally for CMP in the manufacture of IC devices. The Company strives to maintain its market and technology leadership position through innovation in product design and in manufacturing processes, building enduring customer partnerships, providing every customer unwavering supply and quality assurance, and by conducting our business with a high level of integrity and sound business judgement. This is accomplished through the Company's network of employees, who include highly skilled scientists, engineers, applications specialists, customer service experts, business managers and support personnel. This team supports the Company's global customer base by leveraging Cabot Microelectronics' extensive global infrastructure, which includes a state-of-the-art research and technology center, world-class manufacturing plants, and strategically located regional sales, technical applications and support offices throughout the world. Cabot Microelectronics is listed on NASDAQ® under the symbol CCMP.

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share amounts)	**2002**	2001	Increase (Decrease)
SELECTED STATEMENT OF INCOME DATA:			
Revenue	**$235,165**	$227,192	4%
Gross profit	**122,098**	118,773	3%
Operating income	**59,960**	62,439	(4%)
Net income	**40,685**	41,902	(3%)
Diluted net income per share	**$ 1.66**	$ 1.72	(3%)
Shares used in computing diluted net income per share	**24,565**	24,327	1%
SELECTED BALANCE SHEET DATA:			
Total assets	**$258,385**	$196,681	31%
Net property, plant and equipment	**132,264**	97,426	36%
Stockholders' equity	**213,506**	166,287	28%

Year	Revenue (in millions)	Operating Income (in millions)	Earnings Per Share
'99	$98.7	$19.1	$0.65
'00	$181.2	$46.8	$1.39
'01	$227.2	$62.4	$1.72
'02	**$235.2**	**$60.0**	**$1.66**

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES:

Our Company's performance is a cumulative result of the energy, drive and focus that we dedicate to implementing our strategy and to executing business decisions we make. In fiscal 2002, we were fiercely tested by the year's tough business environment, which required our Company to make a series of significant business decisions, and to execute those decisions with speed and skill. I'm proud to say that our actions not only enabled Cabot Microelectronics to close the year with solid performance, but they also allowed us to improve our operations and strengthen our prospects for long-term success.

Navigating Through Difficult Times

Fiscal 2002 was framed by the universal impact of a host of difficult market conditions, including a prolonged economic recession, an uncertain geopolitical landscape, and diminished investor confidence in corporate America. In addition to these challenges, Cabot Microelectronics faced a formidable set of concerns unique to companies in our industry. These included an unprecedented semiconductor industry slump driven by ongoing softness in the overall electronics end-markets, increasingly rigorous advanced technological requirements from our customers, and a heightened competitive environment. Collectively, these factors created a difficult operating environment that tested our Company like never before.

Cabot Microelectronics responded by using the situation as an opportunity to enhance our business. Instead of reacting to the market challenges by trimming our workforce, slashing our R&D budget and curtailing new business development, we invested for the future, executing a series of decisive actions based on our mission-critical priorities intended to provide for our Company's long-term success. We continued to invest in R&D, significantly expanding our infrastructure and capabilities, aggressively advancing our technologies, and forging ahead to develop new products. We retained talented employees and selectively added new experts in key technologies to our team. We intensified our efforts to develop new business opportunities. And we made a number of infrastructure investments to improve our customer relationships, boost our operations quality, and support our growth. In short, we transformed the downturn into an opportunity for Cabot Microelectronics to raise the bar in our operations, positioning our Company to emerge as an even more capable organization than we had been before.

Despite the fact that these efforts required capital expenditures, we continued to manage our costs effectively, adhering to a stringent program of mission-critical investing, driving efficiencies and focusing on prudent cost savings. As a result, we maintained a healthy level of profitability that enabled our Company to achieve stable financial performance in fiscal 2002, a significant accomplishment in a difficult environment. Our revenue was $235.2 million, compared with fiscal 2001 revenue of $227.2 million. Our net income dipped slightly to $40.7 million, or $1.66 per diluted share, compared with prior year net income of $41.9 million, or $1.72 per diluted share. This slight decline in net income reflects the fact that we increased our strategic R&D investments for the future during a period of relatively flat revenue. A fundamental cornerstone of our success in this year remained that we conduct ourselves and our business according to a high level of integrity and sound business judgement and according to high standards of corporate governance.

The credit for these and our other fiscal 2002 accomplishments goes entirely to our more than 480 employees, who responded to the intense demands of the year with tenacity, spirit, and deep personal commitment. Through their efforts, Cabot Microelectronics not only survived a trying period, but we also leveraged it to invest in our Company's future.

Achieving Growth in Adverse Times

In addition to maintaining consistent financial performance, Cabot Microelectronics continued to hold its leadership position in the global market for CMP slurries. Moreover, we advanced our industry standing in the high-growth "leading-edge" technology segment, which includes products formulated for emerging applications such as copper interconnect and direct shallow trench isolation (STI) for the IC segment, and advanced substrates for high density disk drives.

Our copper interconnect product revenue more than doubled this year, with sales of our proprietary iCue® brand slurries accounting for approximately 20 percent of our overall revenues. Our clear success in the growing copper interconnect sector validates our early investment in this field and underscores the value of our commitment to explore emerging technologies well in advance of customer need. We see significant growth in the use of copper interconnect in the coming years as the demand for the cutting-edge technologies that it enables increases.

"In fiscal 2002, amid the most challenging business landscape that we have ever faced, Cabot Microelectronics clearly demonstrated that our Company has what it takes to weather difficult times."

"We met the hurdles of the year head-on, taking decisive steps to reinforce our technology leadership position, advance our technologies and make strategic long-term investments. As a result, we posted solid financial results and ended the year as a stronger entity with greater competitive advantages in a number of mission-critical areas."

Dr. Matthew Neville





"We continually seek to deepen our understanding of the science related to the CMP field, thereby positioning our Company to drive technological advancements ahead of customer demand."









To capitalize on this opportunity, we continued to devote significant resources to developing the next several generations of copper interconnect products and we added new copper manufacturing capabilities in fiscal 2002.

We also achieved strong growth in the data storage market, with our fiscal 2002 revenues from our rigid disk and magnetic head slurries increasing approximately 46 percent compared with last year. Much like our success in the copper arena, our growth in the data storage market exemplifies the value of Cabot Microelectronics' commitment to investing in promising new technologies. Since we first entered the data storage market in 1999, we have brought significant value to manufacturers, by helping them improve the quality and yield of their rigid disk and magnetic head products, and enabling them to lower their overall production costs. In the coming years, we anticipate continued growth in data storage as more manufacturers switch to our product technology and as the industry shifts to making devices with greater storage capacities. To help enable these transitions, we are currently commercializing products that will support the industry's jump to 120-gigabyte technology anticipated in 2003.

While leading-edge technologies constituted the most significant part of our growth story in fiscal 2002, we also worked aggressively to build our business in "classic" CMP technologies, like tungsten and dielectric, where the entire industry saw contraction during the year due to reduction in wafer starts for 0.25-micron technology. Even with the emergence of copper, we expect the tungsten and dielectric markets to continue to expand and be a strong source of revenue for our business. We targeted our efforts toward advancing the technology to enable feature shrinks and emerging applications. In addition, we continue to provide a complete selection of products that are manufactured with unwavering supply and quality assurance, and are backed by comprehensive technical support and service on a global basis.

Our Company's ability to deliver these accomplishments amidst the challenges of fiscal 2002 was a direct result of our past investments in R&D and new business development, which have supported our ongoing efforts to drive continuous improvement in our existing products and to innovate new technologies. Recognizing the necessity of continuing to excel in these areas, regardless of the business environment, we proceeded "full speed ahead" with our efforts throughout the year.

Pushing the R&D Envelope

Our R&D goal is not merely to develop the best set of products to meet our customers' existing needs. Rather, we continually seek to deepen our understanding of the science related to the CMP field, thereby positioning our Company to drive technological advancements ahead of customer demand, to tailor precise chemical formulations for each customer application, and to identify potential new technologies, applications, processes and business opportunities that can propel our success and that of our customers.

Our fiscal 2002 R&D initiatives to support this philosophy constituted a leap in capabilities. Our highlight was the completion of a new $27 million R&D facility in Aurora, Illinois. This 135,000 square-foot facility encompasses a 12,000 square-foot Class 1 clean room that houses the same state-of-the-art equipment used by our most advanced customers, enabling us to partner with them in testing existing technology and in developing new technology. In addition, our new facility has improved our diagnostic capabilities, allowing us to detect potential areas of concern for future IC leading-edge technologies and develop rapid solutions. It has given us the flexibility to test our products in multiple ways, so we can explore new options and further our knowledge of the complex sciences in which we work. It has also enabled us to bring in a range of new tool sets so that we can evaluate technologies that are now in their infancy, but will likely be commonly adopted in coming years. Furthermore, it has increased our capacity, improving our response times and positioning us to serve additional customer demands.

In addition to completing our new R&D facility, we employed a number of other measures to accelerate our R&D progress and expand the boundaries of our technical expertise. Our efforts included retaining top technical people in highly specialized fields, deploying members of our technical teams to work at key customer locations, and fostering closer working relationships among our R&D experts and our sales and marketing professionals. We also partnered with some of our customers' equipment suppliers, as well as with external teams of experts at various academic institutions to explore fundamental industry issues and to build a more comprehensive platform of CMP science and technology.

Driving New Business Opportunities

Even as the multiple challenges of the year put pressure on companies within our industry to curtail the development of new business ventures, Cabot Microelectronics continued to view this function as a strategic priority. To excel in such a dynamic environment, we must evaluate our technologies continuously, looking for ways to improve them, extend them, apply them to new markets, and augment them with next-generation technologies in advance of customer need. This requires us to be flexible, nimble and sharply focused on the long term.

A significant business development effort in fiscal 2002 centered on the recalibration and diversification of our CMP polishing pad strategy, which included leveraging the lull in IC production to encourage semiconductor manufacturers to look at new pad options, thereby enabling us to accelerate the development of our pad business. Our new multi-pronged pad strategy is based on the continuation of our development of our unique pad technology as well as the leveraging of the technology of other established entities in the market. As part of this, in September we entered into a distribution agreement with Freudenberg Nonwovens Limited, an existing supplier of pads to the industry. Our own internal technology development is focused on bringing unique performance attributes to market that we believe currently are not available to our customers.

We also explored a number of potential new business opportunities during the year. For example, we began evaluating new opportunities for polishing applications in additional non-IC industries, seeking to identify markets that offer strong growth potential. We are also responding to customer needs for management of various CMP manufacturing process issues by leveraging our competencies to bring additional value to customers. Our recently initiated CMP wastewater treatment collaboration with Ondeo Nalco is one example.

Raising the Bar

One of the most significant examples of our Company's ability to manage and perform well through difficult times was our decision during fiscal 2002 to reassess and improve our operations. For example:

- We significantly improved the way in which we interact with our customers, raising the concept of partnering to a new level. We hired a new Vice President of Marketing and Sales to lead this important initiative. We strengthened our sales and marketing team by expanding dedicated sales and technical support coverage at strategic customer sites to better service and support their critical needs, especially as technology becomes more complex. Our efforts included broadening our customer support and interactions by continuing to transition our Japan customers to direct sales and logistics support. In addition, to allow us to further strengthen our solid relationships with our customers in Europe, Singapore and Malaysia and directly bring them the full capabilities of our organization, we are transitioning to a direct sales and logistics relationship with our customers in these regions, which will be complete by June 2003. These measures have enabled us to further improve the level of support we provide to our customers.

- We successfully developed and implemented a new global information technology system to replace three separate systems previously used in North America, Europe and Asia. The new platform integrates and automates our key operations and uses common processes and procedures, thereby improving reliability and accuracy, providing real-time access for better decision making, increasing efficiencies, encouraging greater intra-company contact and helping to assure even better global equivalency of our products and services.

- We instituted a Total Quality of Management program through which we analyzed our processes and procedures and developed "best practices" for key functions. All our employees are participating in this important initiative, with the intent to improve their work processes when interacting with each other and our customers, suppliers and strategic partners.

Leveraging Our High-Growth CMP Market

Despite the current difficulties in the semiconductor sector, the market for CMP consumables remains a highly attractive business. There are four growth drivers that collectively point to a strong long-term outlook. The first is penetration of CMP, which is presently at 25 percent of the semiconductor-manufacturing base. Industry experts predict that the CMP adoption rate will increase to greater than 50 percent over the next four years. Second, we expect to see further shrinks in feature sizes, which should constitute more wiring layers and more polishing steps that are expected to equate to an increased demand for CMP. Third, we anticipate new materials









"We are intent on making strategic business investments that offer long-term value, including allocating funds to pursuing R&D, securing intellectual property, building and optimizing our global infrastructure, selectively extending our global support operations, and developing our people, systems and processes."

to be used in the semiconductor fabrication process that require CMP. Finally, new manufacturing processes that can only be enabled through the adoption of CMP are also expected to drive growth in the CMP market.

▫ The CMP process offers competitive advantages to IC manufacturers, enabling them to increase their yields, improve the performance of their leading-edge chips, and drive down their production costs. As a result, these manufacturers have continued to employ the CMP process even amidst the downturn. Moreover, once the downturn is over, the rate of IC production is expected to return to its previous pattern of strong growth.

▫ While valuable to all IC manufacturers, CMP is required to produce the most advanced ICs, including those that use new materials, employ innovative manufacturing processes, and have feature sizes of less than 0.25-microns. While the overall semiconductor industry has declined in the past 18 months, the most leading-edge segment, 0.13-microns, continues to grow, spurred by escalating global demand for smaller, more powerful ICs. This is driving the CMP adoption rate and prompting semiconductor manufacturers to increase the number of CMP steps in the IC manufacturing process, as the need for more intricate circuitry on ICs requires more CMP process steps to be performed on each wafer.

▫ CMP consumables have value to manufacturers outside of the IC marketplace as Cabot Microelectronics has already demonstrated through its leadership in CMP slurries for the data storage marketplace. In the coming years, we believe that data storage will continue to grow, and we are continuing to work to identify other new areas that present solid growth prospects.

Cabot Microelectronics is intently focused on maximizing these opportunities. In 2002, we bolstered our ability to do so by expanding our presence in Asia. We believe that China will be the next major market to emerge after the IC market recovers from today's downturn, and we have expanded and strengthened our Asian infrastructure so that we are well positioned to serve this key region.

Looking to the Future

While we recognize that we will continue to face significant challenges in the coming year, we will do so with confidence, stemming in part from our response to the trials of fiscal 2002. During the year, we proved that Cabot Microelectronics not only has the ability to weather difficult financial challenges, but also that we have the foresight and drive necessary to leverage these challenges to spur our growth by concentrating on mission-critical priorities.

We are committed to being the leader in fine finish polishing by utilizing cutting-edge technology, maintaining high-quality global manufacturing operations, offering a complete line of CMP products, and delivering comprehensive customer service and support. We are dedicated to developing next-generation technology in advance of customer demands so that we can establish our Company as a strong force in emerging areas. We are intent on making strategic business investments that offer long-term value, including allocating funds to pursuing R&D, securing intellectual property, building and optimizing our global infrastructure, selectively extending our global support operations, and developing our people, systems and processes. We are sharply focused on pursuing new market and product opportunities that will drive our growth and that of our customers.

Above all, we are committed to continuing to conduct our business with the highest level of integrity and fostering an environment that encourages and condones only ethical and legitimate conduct on the part of every person in our organization. With respect to the operations of our business, financial disclosures, and accounting matters, we continue to be committed to providing complete, relevant and understandable information about Cabot Microelectronics to the public and our investors.

These priorities help to define our future activities and direct the decisions that we make as we continue to maintain our market and technology leadership position through innovation, build enduring customer partnerships and provide every customer unwavering supply and quality assurance. As we forge ahead in these endeavors, we express our deep appreciation to our valued customers, shareholders, employees, strategic partners and suppliers for their continued support.



Dr. Matthew Neville
Chairman, President and Chief Executive Officer





SELECTED FINANCIAL DATA—FIVE YEAR SUMMARY

	YEAR ENDED SEPTEMBER 30,				
(Amounts in thousands, except per share amounts)	**2002**	2001	2000	1999	1998
CONSOLIDATED STATEMENT OF INCOME DATA:					
Revenue	**$235,165**	$227,192	$181,156	$98,690	$58,831
Cost of goods sold	**113,067**	108,419	86,290	48,087	29,747
Gross profit	**122,098**	118,773	94,866	50,603	29,084
Operating expenses:					
Research and development	**33,668**	25,805	19,762	14,768	10,261
Selling and marketing	**9,667**	8,757	7,594	4,932	3,507
General and administrative	**17,458**	21,054	19,974	11,107	8,148
Litigation settlement	**1,000**	—	—	—	—
Amortization of intangibles	**345**	718	718	720	720
Total operating expenses	**62,138**	56,334	48,048	31,527	22,636
Operating income	**59,960**	62,439	46,818	19,076	6,448
Other income, net	**763**	1,049	130	—	—
Income before income taxes	**60,723**	63,488	46,948	19,076	6,448
Provision for income taxes	**20,038**	21,586	16,446	6,796	2,211
Net income	**$ 40,685**	$ 41,902	$ 30,502	$12,280	$ 4,237
Basic earnings per share	**$ 1.68**	$ 1.76	$ 1.44	$ 0.65	
Weighted average basic shares outstanding	**24,160**	23,824	21,214	18,990	
Diluted earnings per share	**$ 1.66**	$ 1.72	$ 1.39	$ 0.65	
Weighted average diluted shares outstanding	**24,565**	24,327	21,888	18,990	
Cash dividends per share	**$ 0.00**	$ 0.00	$ 3.71	$ 0.00	

	SEPTEMBER 30,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEET DATA:					
Current assets	**$123,283**	$ 96,454	$ 59,053	$26,120	$15,581
Property, plant and equipment, net	**132,264**	97,426	71,873	40,031	24,713
Other assets	**2,838**	2,801	5,180	4,123	4,837
Total assets	**$258,385**	$196,681	$136,106	$70,274	$45,131
Current liabilities	**$ 30,571**	$ 26,366	$ 24,200	$ 7,775	$ 4,870
Long-term debt	**3,500**	3,500	3,500	—	—
Other long-term liabilities	**10,808**	528	844	422	233
Total liabilities	**44,879**	30,394	28,544	8,197	5,103
Stockholders' equity	**213,506**	166,287	107,562	62,077	40,028
Total liabilities and stockholders' equity	**$258,385**	$196,681	$136,106	$70,274	$45,131

Certain amounts in the prior fiscal years have been reclassified to conform with the current year presentation.

This Annual Report, including the following "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact are forward-looking. In particular, the statements herein regarding industry or general economic prospects or trends, our future results of operations or financial position and statements preceded by, followed by or that include the words "intends," "estimates," "plans," "believes," "expects," "anticipates," "should," "could," or similar expressions, are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. We assume no obligation to update this forward-looking information. The section entitled "Factors Affecting Future Operating Results" of our Annual Report on Form 10-K describes some, but not all, of the factors that could cause these differences.

The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements, and our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

OVERVIEW

We believe we are the leading supplier of high-performance polishing slurries used in the manufacture of the most advanced IC devices within a process called chemical mechanical planarization ("CMP"). CMP is a polishing process used by IC device manufacturers to planarize or flatten many of the multiple layers of material that are built upon silicon wafers, and it is a necessary step in the production of advanced ICs. Planarization is a polishing process that levels and smooths, removing excess material from the surfaces of these layers. CMP slurries are liquid formulations that facilitate and enhance this polishing process and generally contain engineered abrasives and proprietary chemicals. CMP enables IC device manufacturers to produce smaller, faster and more complex IC devices with fewer defects. We believe CMP will become increasingly important in the future as manufacturers seek to shrink the size of these devices and to improve their performance.

A majority of our CMP slurries are used to polish insulating layers and the tungsten plugs that go through the insulating layers and connect the multiple wiring layers of IC devices. We have developed specialized slurries used to polish copper, a metal used in wiring layers of IC device fabrication, and our products for this application have been well received. In addition, we have developed CMP slurries for polishing several components in hard disk drives, specifically rigid disk substrates and magnetic heads, and we have become a strong participant in this market. We are continuing to develop slurries for new applications such as direct shallow trench isolation and noble metals. In addition, we are developing our own polishing pads for use in the CMP process. Like slurries, polishing pads are important consumables used in the CMP process. To broaden our portfolio of pad products, we recently entered into a distribution agreement with a third party to sell polishing pads while pursuing additional elements of our pad strategy.

Prior to our initial public offering on April 4, 2000, we operated as a division of Cabot Corporation, a global chemical manufacturing company based in Boston, Massachusetts. Following our initial public offering, Cabot Corporation owned approximately 80.5 percent of Cabot Microelectronics. On September 29, 2000, Cabot Corporation effected the spin-off of Cabot Microelectronics by distributing 0.280473721 shares of our common stock as a dividend on each outstanding share of Cabot Corporation common stock outstanding on September 13, 2000, or an aggregate of 18,989,744 shares of our common stock.

BASIS OF PRESENTATION

The following "Management's Discussion of Results of Operations" contains financial comparisons with prior periods that are affected by certain agreements entered into with Cabot Corporation during the fiscal year ended September 30, 2002. The effects of these agreements on the comparison of operating results are disclosed in the discussion that follows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures included elsewhere in this Annual Report, are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. On an ongoing basis, we evaluate the estimates used, including those related to product returns, bad debts, inventory valuation, impairments of tangible and intangible assets, income taxes, warranty obligations, other accruals, contingencies and litigation. We base our estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We provide for the estimated cost of product returns based upon historical experience and any known conditions or circumstances. Our warranty obligation is affected primarily by product that does not meet specifications and performance requirements and any related costs of addressing such matters. Should actual incidences of product not meeting specifications and performance requirements differ from our estimates, revisions to the estimated warranty liability may be required.

We value inventory at the lower of cost or market and write down the value of inventory for estimated obsolescence or unmarketable inventory. An inventory reserve is maintained based upon a historical percentage of actual inventory written off and for known conditions and circumstances. Should actual product marketability be affected by conditions that are different from those projected by management, revisions to the estimated inventory reserve may be required. Also, the purchase cost of one of our key raw materials from one supplier changes significantly based on the total quantity of in-specification product purchased in a given fiscal year. During interim periods we determine inventory valuation and the amount charged to cost of goods sold for this raw material from this supplier based on the expected average cost over the entire fiscal year using our current full year forecast of purchases of this raw material from this supplier.

We have entered into unconditional purchase obligations which include noncancelable purchase commitments and take-or-pay arrangements with suppliers. We review our material agreements and make an assessment of the likelihood of a shortfall in purchases and determine if it is necessary to record a liability.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. We disclose the summary of pro forma effects to reported net income as if we had elected to recognize compensation cost based on the fair value of stock-based awards to employees of Cabot Microelectronics as prescribed by SFAS 123.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue of certain line items included in our historical statements of income:

	YEAR ENDED SEPTEMBER 30		
	2002	2001	2000
Total revenue	**100.0%**	100.0%	100.0%
Cost of goods sold	**48.1**	47.7	47.6
Gross profit	**51.9**	52.3	52.4
Research and development	**14.3**	11.4	10.9
Selling and marketing	**4.1**	3.9	4.2
General and administrative	**7.4**	9.3	11.0
Litigation settlement	**0.4**	—	—
Amortization of intangibles	**0.1**	0.3	0.4
Operating income	**25.5**	27.4	25.9
Other income, net	**0.3**	0.5	0.0
Income before income taxes	**25.8**	27.9	25.9
Provision for income taxes	**8.5**	9.5	9.1
Net income	**17.3%**	18.4%	16.8%

Year Ended September 30, 2002 Versus Year Ended September 30, 2001

REVENUE

Total revenue was $235.2 million in 2002, which represented a 3.5%, or $8.0 million, increase from 2001. Of this increase, $5.2 million was due to a 2.3% increase in volume and $2.8 million was due to increased weighted average selling prices. Revenue related to copper products increased 115% over the prior year. Fiscal 2002 revenue would have been $2.0 million higher had the Japanese Yen average exchange rate for the year held constant with the prior year average.

Total revenue in the second half of fiscal 2002 increased 32% over the first half of the year. We believe this is primarily due to higher production by our customers as a result of improvement in IC device inventories, which appeared to return to more normal levels during 2002. However, we have not yet seen an improvement in demand driven by end markets, as a lack of corporate information technology spending appears to have weighed heavily on the PC and computer-related markets. We also experienced an increase in competition this fiscal year and expect it to continue to intensify. The continued uncertainty in the semiconductor industry and the worldwide economy make it difficult for us to predict future revenue trends.

COST OF GOODS SOLD

Total cost of goods sold was $113.1 million in 2002, which represented an increase of 4.3% or $4.6 million from 2001. Of this increase, $2.5 million was due to higher sales volume and $2.1 million was due to higher weighted average costs per gallon.

With respect to the key raw materials used to make our products, we expect that the cost of fumed silica we purchase from Cabot Corporation used in the manufacture of CMP slurries will continue to increase according to the terms of our existing fumed metal oxide agreement with Cabot Corporation, which provides for a fixed annual increase in the price of silica of 2.0% of the initial price and additional increases if Cabot Corporation's raw material costs increase. Also, in order to meet certain of our needs for fumed alumina given the anticipated growth in sales of fumed alumina based slurries, in December 2001, we entered into a fumed alumina supply agreement with Cabot Corporation and an amendment to the fumed metal oxide agreement with respect to its fumed alumina terms. Under this fumed alumina supply agreement, Cabot Corporation expanded its capacity for the manufacture of fumed alumina and we have the first right to all this capacity. The agreement provides that the price Cabot Corporation charges us for fumed alumina is based on all of its fixed and variable costs for producing the fumed alumina, plus its capital costs for expanding its capacity, plus an agreed upon rate of return on investment, plus incentive payments if they produce more than a certain amount that meets our specifications per year. The terms of this agreement, along with those contained in the amendment to the fumed metal oxide agreement, were retroactive to October 2001 and our average cost per pound for alumina from Cabot Corporation since that time is higher than paid previously under the original fumed metal oxide agreement. Had we paid this higher average cost per pound for all fumed alumina purchased in fiscal 2001, cost of goods sold in that period would have increased by approximately $1.0 million.

Certain costs will decrease in the future due to the expiration on June 30, 2002 of a contingent payment arrangement resulting from our 1995 acquisition of selected assets used or created in connection with the development and sale of polishing slurries. We had made payments under this agreement of 2.5% of applicable slurry revenue from July, 1995 through our last payment in August, 2002. Cost of goods sold for the quarter ended September 30, 2002 included a final payment of $0.6 million, which now completely terminates our obligation under this contract.

Our need for additional quantities of key raw materials in the future has required and will continue to require that we enter into new supply arrangements with third parties. In July 2002, we entered into an agreement for certain materials with a supplier in which we are obligated to purchase, subject to the supplier's ability to deliver, certain minimum quantities based upon certain forecasted requirements over a one-year period. We do not expect this agreement to have a material effect on our cost of goods sold. However, we may enter into arrangements in the future that could result in costs which are higher than those in the existing agreements

GROSS PROFIT

Our gross profit as a percentage of total revenue was 51.9% in 2002 as compared to 52.3% in 2001. The decrease in gross profit resulted primarily from an increase in fixed manufacturing costs offset partially by an increase in weighted average selling prices.

RESEARCH AND DEVELOPMENT

Total research and development expenses were $33.7 million in 2002, which represented an increase of 30.5% or $7.9 million, from 2001. Research and development expense increased $2.3 million due to increased staffing, $2.0 million due to higher wafer purchases and $1.5 million due to depreciation and operating costs of our new R&D facility. An additional $1.1 million increase resulted from allocating certain common facility operating costs to R&D. These costs had previously been treated as general and administrative expense prior to the R&D facility addition to our existing office building. Key activities during the year involved the continued development of new and enhanced slurry products, with a significant focus on slurries for polishing copper, and new CMP polishing pad technology.

SELLING AND MARKETING

Selling and marketing expenses were $9.7 million in 2002, which represented an increase of 10.4%, or $0.9 million, over 2001. The increase was primarily due to increased staffing in North America.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $17.5 million in 2002, which represented a decrease of 17.1%, or $3.6 million, from 2001. The decrease was primarily due to the absence of $0.7 million of stock compensation and other costs associated with an executive leaving the business in fiscal 2001, a net decrease in noncash charges related to modifications of stock option agreements of $0.7 million, reduced relocation and recruiting costs of $0.5 million, decrease in professional fees of $0.7 million, decrease in facilities charges of $1.5 million due to the change in allocation of certain common facility operating costs described under Research and Development and a net decrease in the provision for doubtful accounts of $0.9 million. These reductions were partially offset by an increase in depreciation of $1.4 million associated with administrative areas of the R&D facility addition. We expect that general and administrative expenses will increase due to higher premiums and increased coverage with respect to directors and officers liability insurance.

LITIGATION SETTLEMENT

During the second fiscal quarter of 2002, we settled all pending patent infringement litigation with Rodel, which resulted in a one-time payment of $1.0 million. Under the settlement agreement, we received a fully paid-up, worldwide royalty-free license to all technology that was the subject of the litigation and their foreign equivalents, and we have no further financial obligation with respect to this matter.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles was $0.3 million in 2002 compared to $0.7 million in 2001. The reduction of approximately $0.4 million occurred as we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, which required the amortization of goodwill to be discontinued and that goodwill be instead tested for impairment at least annually.

OTHER INCOME, NET

Other income was $0.8 million in 2002, compared to $1.0 million in 2001. The decrease of approximately $0.2 million was primarily due to $0.7 million of interest expense from capital leases entered into during the current fiscal year, a payment of $0.3 million to Cabot Corporation to reimburse them for certain capital improvements made to equipment used to supply us with material that was abandoned and the absence of $0.2 million interest income on accounts receivable balances. These decreases were almost entirely offset by unrealized foreign exchange gains resulting from the strengthening of the Japanese Yen and increased interest income due to higher cash balances over the prior year.

PROVISION FOR INCOME TAXES

The effective income tax rate was 33.0% in 2002 and 34.0% in 2001. The decrease in the effective tax rate was mainly due to an increase in tax credits from expanded research and experimentation activities.

NET INCOME

Net income was $40.7 million in 2002, which represented a decrease of 2.9%, or $1.2 million, from 2001 as a result of the factors discussed above.

Year Ended September 30, 2001 Versus Year Ended September 30, 2000

REVENUE

Total revenue was $227.2 million in 2001, which represented a 25.4%, or $46.0 million, increase from 2000. Of this increase, $37.4 million was due to a 20.6% increase in volume and $8.6 million was due to increased weighted average selling prices. Fiscal 2001 revenue would have been $3.8 million higher had the Japanese Yen average exchange rate for the year held constant with the prior fiscal year average. Total revenue in 2000 would have been $0.6 million lower had our dispersion services agreement with Cabot Corporation been in effect throughout the entire fiscal year. Most of our revenues are derived from sales of products used in the manufacture of advanced IC devices. Manufacturing of IC devices declined throughout calendar year 2001 as a result of the downturn in the semiconductor industry and weak global economic conditions. As a result, our fiscal 2001 quarterly revenues were the highest in our first quarter at $68.6 million and were the lowest in our fourth fiscal quarter at $51.4 million, which was essentially flat with revenues in the third fiscal quarter.

COST OF GOODS SOLD

Total cost of goods sold was $108.4 million in 2001, which represented an increase of 25.6% or $22.1 million from 2000. Of this increase, $17.8 million was due to higher sales volume and $4.3 million was due to higher weighted average costs per gallon. Cost of goods sold would have been $4.2 million higher in 2000 had our dispersion services and fumed metal oxide agreements with Cabot Corporation been in effect throughout the entire fiscal year. Higher costs per gallon resulted from a shift in product mix and higher raw material costs. Had the fumed alumina supply agreement with Cabot Corporation, which was entered into in December 2001, been in effect during the year ended September 30, 2001, cost of goods sold for that period would have increased by approximately $1.0 million.

GROSS PROFIT

Our gross profit as a percentage of total revenue of 52.3% in 2001 was essentially flat as compared to 52.4% in 2000. Gross profit as a percentage of total revenue would have been 49.9% in 2000 had our dispersion services and fumed metal oxide agreements with Cabot Corporation been in effect throughout the entire fiscal year. On a comparable basis, the increase in gross profit of 2.4 percentage points resulted primarily from favorable product mix.

RESEARCH AND DEVELOPMENT

Research and development expenses were $25.8 million in 2001, which represented an increase of 30.6%, or $6.0 million, over 2000. This resulted primarily from higher staffing levels and operating supplies needed to support our continued investments in research and development. Key activities during the twelve months ended September 30, 2001 involved the continued development of new and enhanced slurry products with a significant focus on slurries for polishing copper, CMP polishing pad technology and advanced particle technology.

SELLING AND MARKETING

Selling and marketing expenses were $8.8 million in 2001, which represented an increase of 15.3%, or $1.2 million, over 2000. The increase was due primarily to the hiring of additional customer support personnel in North America, Japan and Taiwan.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $21.1 million in 2001, which represented an increase of 5.4%, or $1.1 million, from 2000. Fiscal 2000 includes compensation expense of $3.8 million related to options granted to non-Cabot Microelectronics employees at the time of the initial public offering and a charge for the accelerated vesting of long-term incentives and benefits at the time of the spin-off from Cabot Corporation. Absent these prior year charges, general and administrative expenses increased 29.8%, or $4.9 million, primarily due to increased staffing and other expenses necessary to support the general growth of the business and the administrative activities of a stand alone company.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles was $0.7 million in 2001 and 2000 resulting from goodwill and other intangible assets associated with the acquisition of selected distributor assets from a third party in 1995.

PROVISION FOR INCOME TAXES

The effective income tax rate was 34.0% in 2001 and 35.0% in 2000. The decrease in the effective tax rate was mainly driven by an increase in tax credits from expanded research and experimentation activities.

NET INCOME

Net income was $41.9 million in 2001, which represented an increase of 37.4%, or $11.4 million, from 2000 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

We had cash flows from operating activities of $53.5 million in 2002, $62.5 million in 2001 and $31.9 million in 2000. Our cash provided by operating activities in 2002 resulted from net income of $40.7 million plus noncash items of $15.1 million which was offset partially by a net increase in working capital of $2.3 million. The increase in working capital resulted primarily from an increase in inventories and prepaid and other assets which were partially offset by increases in income taxes payable. Our principal funding requirements have been for additions to property, plant and equipment that support the expansion of our business and technological capability.

In 2002, cash flows used in investing activities were $35.3 million, primarily due to the construction and completion of our new research and development facility in Aurora, Illinois and equipping the facility with additional research and development equipment. We also purchased additional production-related equipment to be used in Aurora, Illinois and invested in the development and implementation of our stand-alone business information system. In 2001, cash flows used in investing activities were $35.3 million, primarily related to the capacity expansion of our Geino, Japan facility and construction of our new Aurora, Illinois research and development facility. In 2000, cash flows used in investing activities were $37.2 million, primarily related to the construction of our Aurora, Illinois manufacturing facility, the purchase of land and construction of a new distribution facility in Korea, the purchase of research and development equipment and the purchase of additional land in Geino, Japan.

We had cash flows from financing activities of $3.6 million in 2002 which resulted from the issuance of common stock of $4.5 million for both the exercise of stock options and the Employee Stock Purchase Plan, offset partially by principal payments of $0.9 million made under capital lease obligations. In 2001, cash flows from financing activities of $10.4 million resulted from the exercise of stock options and issuance of shares under our Employee Stock Purchase Plan. In 2000, cash flows from financing activities of $15.2 million resulted primarily from capital contributions from Cabot Corporation of $10.1 million, net proceeds from our initial public offering of $82.8 million and borrowings of $17.0 million under a term credit facility. We paid Cabot Corporation dividends of $17.0 million in March 2000 and $64.3 million in April 2000. Also, during the third quarter of 2000, we repaid $13.5 million of borrowings under our term credit facility.

At September 30, 2002, debt was comprised of an unsecured term loan in the amount of $3.5 million funded on the basis of the Illinois State Treasurer's Economic Program. This loan is due on April 3, 2005 and incurs interest at an annual rate of 4.68%. On July 10, 2001, the agreement between Cabot Microelectronics and LaSalle Bank for this loan was amended and restated. Although the loan amount of $3.5 million was unchanged, various other terms were revised and the termination date was amended from June 1, 2005 to April 3, 2005.

On July 10, 2001, we entered into a $75.0 million unsecured revolving credit and term loan facility with a group of commercial banks which replaced our $25.0 million unsecured revolving credit facility and $8.5 million revolving line of credit, both of which were terminated. On February 5, 2002, this agreement was amended with no material changes in terms. Under this agreement, which terminates July 10, 2004, interest accrues on any outstanding balance at either the institution's base rate or the eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility are anticipated to be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement also contains various covenants. No amounts are currently outstanding or were outstanding at September 30, 2001 under this credit facility and we are currently in compliance with the covenants.

We estimate that our total capital expenditures in fiscal year 2003 will be approximately $24.0 million, approximately $0.6 million of which we have already spent as of October 31, 2002. Our major capital expenditures in 2003 are currently expected to be:

- approximately $12.0 million for advanced clean room equipment, polishing and other equipment primarily for use in our new research and development facility; and
- approximately $12.0 million for general expansion of operations and new business support.

As our business needs in South Korea have changed, in November 2002 we entered into a purchase and sale agreement with a third party to sell our distribution center and land in Ansung, South Korea. The sale is pending and estimated final proceeds approximate the net book value of the assets being sold.

We believe that cash generated by our operations and borrowings under our revolving credit facility will be sufficient to fund our operations and expected capital expenditures in the foreseeable future. However, we plan to expand our business and continue to improve our technology and, to do so, we may be required to raise additional funds in the future through public or private equity or debt financing, strategic relationships or other arrangements.

Disclosures About Contractual Obligations and Commercial Commitments

At September 30, 2002 and 2001, we did not have any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might have been established for the purpose of facilitating off-balance sheet arrangements.

The following summarizes our contractual obligations at September 30, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

CONTRACTUAL OBLIGATIONS (In millions)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 3.5	$ 0.0	$ 3.5	$0.0	$0.0
Capital lease obligations	10.5	1.6	3.5	2.1	3.3
Operating leases	1.1	0.4	0.5	0.1	0.1
Unconditional purchase obligations	26.4	12.3	6.7	2.8	4.6
Other long-term obligations	1.7	0.4	1.3	0.0	0.0
Total contractual cash obligations	$43.2	$14.7	$15.5	$5.0	$8.0

LONG-TERM DEBT

At September 30, 2002, debt was comprised of an unsecured term loan in the amount of $3.5 million funded under the Illinois State Treasurer's Economic Program. The interest rate is 4.68% and the loan is due April 3, 2005.

CAPITAL LEASE OBLIGATIONS

On December 12, 2001, we entered into a fumed alumina supply agreement with Cabot Corporation. Under this agreement, Cabot Corporation expanded its capacity in Tuscola, Illinois for the manufacture of fumed alumina. Payments by us for capital costs for the facility have been treated as a capital lease for accounting purposes and the present value of the minimum quarterly payments of approximately $0.3 million resulted in a $9.8 million lease obligation and related leased asset. The agreement has an initial five-year term, which expires in 2006, but we can choose to renew the agreement for another five-year term, which would expire in 2011. We also can choose not to renew the agreement subject to certain terms and conditions and the payment of certain costs, after the initial five-year term. Capital lease payments to Cabot Corporation commenced in the second quarter of fiscal 2002 and a total of $0.9 million has been paid as of September 30, 2002.

On January 11, 2002, we entered into a CMP tool and polishing consumables transfer agreement with a third party under which we agreed to transfer polishing consumables to them in return for a CMP polishing tool. The polishing tool has been treated as a capital lease and the aggregate fair market value of the polishing consumables resulted in a $2.0 million lease obligation. The agreement has approximately a three-year term, which expires in November 2004.

OPERATING LEASES

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable operating leases, most of which expire within ten years and may be renewed by us.

UNCONDITIONAL PURCHASE OBLIGATIONS

Unconditional purchase obligations include our noncancelable purchase commitments and take-or-pay arrangements with suppliers. We operate under an amended fumed metal oxide agreement with Cabot Corporation for the purchase of two key raw materials, fumed silica and fumed alumina. We are obligated to purchase at least 90% of our six-month volume forecast of fumed silica and must pay the difference if we purchase less than that amount. We currently anticipate meeting minimum forecasted purchase volume requirements. Also, under our fumed alumina supply agreement with Cabot Corporation we are obligated to pay certain fixed, capital and variable costs through December of 2006. This agreement has an initial five-year term, but we can choose to renew the agreement for another five-year term, which would expire in December 2011. If we do not renew the agreement, we will become subject to certain terms and conditions and the payment of certain costs. Unconditional purchase obligations include $21.9 million of contractual commitments based upon our anticipated renewal of the agreement through December 2011.

Unconditional purchase obligations also includes $0.6 million related to a purchase agreement entered into with a supplier in July 2002 for certain materials in which we are obligated to purchase, subject to the supplier's ability to deliver, certain minimum quantities based upon certain forecasted requirements over a one-year period. We currently anticipate meeting minimum forecasted purchase volume requirements.

We also have a long-term agreement with a supplier to purchase materials for use in one of our product lines that is not currently in commercial production. As of September 30, 2002, we are obligated to purchase, subject to the supplier's ability to deliver, $3.2 million of materials over the remaining term of the agreement, which expires in June 2005. There exists the possibility that we will not require the entire amount of material provided for under the agreement, but we still would be obligated to pay for it. We have not recorded a liability for this possible loss as we plan to and are evaluating the use of the production capabilities of this supplier in conjunction with this product line strategy. In fiscal 2001 and 2002, we made payments to this supplier of $0.5 million and $0.7 million, respectively for purchasing less than the contractual minimum. We also are required to reimburse the supplier for all approved research and development costs related to the materials. The supplier will repay these research and development reimbursements if our material purchases from them reach certain levels.

In November 2002, we entered into a purchase agreement for certain materials with a supplier and we are obligated to purchase $0.2 million over the life of the contract. We also expect to purchase $0.5 million of capital assets to be placed in service at this supplier.

OTHER LONG-TERM OBLIGATIONS

We have an agreement with Davies Imperial Coatings, Inc. ("Davies") pursuant to which Davies will perform certain agreed-upon dispersion services. We have agreed to purchase minimum amounts of services per year and to invest approximately $0.2 million per year in capital improvements or other expenditures to maintain capacity at the Davies dispersion facility. The initial term of the agreement expires in October 2004, with automatic one-year renewals, and contains a 90-day cancellation clause executable by either party. We are obligated to make a termination payment if the agreement is not renewed.

On July 10, 2001, we entered into a $75.0 million unsecured revolving credit and term facility with a group of commercial banks. Under this agreement, which terminates July 10, 2004, we are obligated to pay an administrative fee and a non-use fee. No amounts are currently outstanding under this agreement and we are currently in compliance with the covenants.

On September 25, 2002, we entered into a licensing agreement for a product line under development. Under this agreement we are required to pay an annual non-refundable minimum annual licensing fee. In addition, we have committed to rent or purchase equipment to develop and commercialize the licensed product. This agreement is cancelable at any time and shall remain in effect until terminated upon the mutual agreement of the parties involved.

NON-AUDIT SERVICES PERFORMED BY EXTERNAL AUDITORS

We are responsible for disclosing to investors the non-audit services approved by our Audit Committee to be performed by PricewaterhouseCoopers LLP, our external auditor. Non-audit services are defined in relevant law as services other than those provided in connection with an audit or a review of the financial statements of the company. During the period covered by this Annual Report our Audit Committee preapproved the following non-audit services, which subsequently were or are being performed by PricewaterhouseCoopers LLP: (1) tax compliance consultations; (2) tax compliance and advice related to our foreign operations and the creation of our foreign subsidiaries; and (3) tax consultations with respect to our Employee Stock Purchase and Equity Incentive Plans.

Website Access to Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Form 14a, current reports on Form 8-K, and any amendments to those reports, are made available free of charge on our Company website at "www.cabotcmp.com" as reasonably practicable after such reports are filed with the Securities and Exchange Commission (SEC). Statements of changes in beneficial ownership of our securities on Form 4 by our executive officers and directors are made available on our Company website by the end of the business day following the submission to the SEC of such filings.

Code of Ethics

We have adopted a code of business conduct for all of our employees and directors, including our principal executive officer, other executive officers, acting principal financial officer and senior financial personnel. A copy of our code of business conduct is available on our Company website at "www.cabotcmp.com." We intend to post on our website any material changes to, or waiver from our code of business conduct, if any, within two days of any such event.

Quantitative and Qualitative Disclosures About Market Risk

EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

We conduct business operations outside of the United States through our foreign operations. Our foreign operations maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. The primary currencies to which we have exposure are the Japanese Yen and, to a lesser extent, the British Pound and the Euro. From time to time we enter into forward contracts in an effort to manage foreign currency exchange exposure. However, we may be unable to hedge these exposures completely. Approximately 15% of our revenue is transacted in currencies other than the U.S. dollar. We do not currently enter into forward exchange contracts for speculative or trading purposes.

MARKET RISK AND SENSITIVITY ANALYSIS FOREIGN EXCHANGE RATE

During the third and fourth fiscal quarters of 2002, we had a foreign exchange exposure related to a note receivable denominated in Japanese Yen which resulted in unrealized foreign exchange gains of $1.5 million. In the fourth fiscal quarter, we hedged this exposure and now believe that our exposure to foreign currency exchange rate risk on this note is not material.

We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates. As of September 30, 2002, the analysis demonstrated that such market movements would not have a material adverse effect on our consolidated financial position, results of operations or cash flows over a one-year period. Actual gains and losses in the future may differ materially from this analysis based on changes in the timing and amount of foreign currency rate movements and our actual exposures.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of
Cabot Microelectronics Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cabot Microelectronics Corporation and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
October 22, 2002



CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	YEAR ENDED SEPTEMBER 30, 2002	2001	2000
Revenue	$235,165	$227,192	$181,156
Cost of goods sold	113,067	108,419	86,290
Gross profit	122,098	118,773	94,866
Operating expenses:			
Research and development	33,668	25,805	19,762
Selling and marketing	9,667	8,757	7,594
General and administrative	17,458	21,054	19,974
Litigation settlement	1,000	—	—
Amortization of intangibles	345	718	718
Total operating expenses	62,138	56,334	48,048
Operating income	59,960	62,439	46,818
Other income, net	763	1,049	130
Income before income taxes	60,723	63,488	46,948
Provision for income taxes	20,038	21,586	16,446
Net income	$ 40,685	$ 41,902	$ 30,502
Basic earnings per share	$ 1.68	$ 1.76	$ 1.44
Weighted average basic shares outstanding	24,160	23,824	21,214
Diluted earnings per share	$ 1.66	$ 1.72	$ 1.39
Weighted average diluted shares outstanding	24,565	24,327	21,888

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	SEPTEMBER 30, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 69,605	$ 47,677
Accounts receivable, less allowance for doubtful accounts of $667 at September 30, 2002 and $1,014 at September 30, 2001	26,082	26,735
Inventories	21,959	16,806
Prepaid expenses and other current assets	2,654	1,742
Deferred income taxes	2,983	3,494
Total current assets	123,283	96,454
Property, plant and equipment, net	132,264	97,426
Goodwill	1,373	1,045
Other intangible assets, net	935	1,562
Deferred income taxes and other assets	530	194
Total assets	$258,385	$196,681
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,748	$ 13,557
Capital lease obligations	1,585	—
Accrued expenses, income taxes payable and other current liabilities	17,238	12,809
Total current liabilities	30,571	26,366
Long-term debt	3,500	3,500
Capital lease obligations	8,865	—
Deferred income taxes	1,514	268
Deferred compensation and other long-term liabilities	429	260
Total liabilities	44,879	30,394
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Common stock:		
Authorized: 200,000,000 shares, $0.001 par value		
Issued and outstanding: 24,254,819 shares at September 30, 2002 and 24,079,997 shares at September 30, 2001	24	24
Capital in excess of par value of common stock	114,116	107,335
Retained earnings	101,125	60,440
Accumulated other comprehensive loss	(1,688)	(1,191)
Unearned compensation	(71)	(321)
Total stockholders' equity	213,506	166,287
Total liabilities and stockholders' equity	$258,385	$196,681

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEAR ENDED SEPTEMBER 30, 2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 40,685**	$ 41,902	$ 30,502
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**12,009**	7,787	4,891
Noncash compensation expense and non-employee stock option expense	**475**	1,822	4,451
Provision for inventory writedown	**517**	902	434
Provision for doubtful accounts	**(154)**	781	183
Stock option income tax benefits	**2,059**	6,587	—
Deferred income taxes	**1,756**	(394)	(2,117)
Unrealized foreign exchange gain	**(1,504)**	—	—
Loss on disposal of property, plant and equipment	**98**	131	85
Other noncash expenses, net	**(109)**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**713**	1,892	(11,177)
Inventories	**(4,429)**	(2,827)	(8,865)
Prepaid expenses and other assets	**(1,255)**	1,196	(3,037)
Accounts payable, accrued liabilities and other current liabilities	**158**	2,997	16,258
Income taxes payable, deferred compensation and other noncurrent liabilities	**2,481**	(232)	262
Net cash provided by operating activities	**53,500**	62,544	31,870
Cash flows from investing activities:			
Additions to property, plant and equipment	**(35,259)**	(35,328)	(38,923)
Proceeds from the sale of property, plant and equipment	**—**	2	1,675
Net cash used in investing activities	**(35,259)**	(35,326)	(37,248)
Cash flows from financing activities:			
Proceeds from the issuance of long-term debt	**—**	—	17,000
Repayments of long-term debt	**—**	—	(13,500)
Net capital contributed by Cabot Corporation	**—**	—	10,070
Net proceeds from issuance of stock	**4,500**	10,390	82,765
Principal payments under capital lease obligations	**(857)**	—	—
Dividends paid to Cabot Corporation	**—**	—	(81,300)
Net proceeds from stockholder	**—**	—	124
Net cash provided by financing activities	**3,643**	10,390	15,159
Effect of exchange rate changes on cash	**44**	98	152
Increase in cash	**21,928**	37,706	9,933
Cash and cash equivalents at beginning of year	**47,677**	9,971	38
Cash and cash equivalents at end of year	**$ 69,605**	$ 47,677	$ 9,971
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	**$ 14,028**	$ 15,059	$ 11,448
Cash paid for interest	**869**	304	350
Supplemental disclosure of noncash investing and financing activities:			
Issuance of restricted stock	**$ 10**	$ 660	$ 123
Assets acquired under capital leases (Note 10)	**11,770**	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Parent Investment	Common Stock, $0.001 Par Value	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Unearned Compensation	Total
Balance at September 30, 1999	$ 46,629			$ 16,714	$ 974		$(2,240)	$ 62,077
Capital contribution from Cabot Corporation	6,900		$ 2,225					9,125
Capitalization of Cabot Microelectronics	(53,586)	$19	53,567					—
Dividend paid to Cabot Corporation			(52,622)	(28,678)				(81,300)
Proceeds from initial public offering (net)		5	82,760					82,765
Issuance of stock options to non-Cabot Microelectronics employees			2,113					2,113
Issuance of Cabot Corporation restricted stock under employee compensation plans	57						(57)	—
Amortization of deferred compensation							1,180	1,180
Issuance of Cabot Microelectronics restricted stock under employee compensation plans			123				(123)	—
Amortization of unearned compensation on restricted stock							41	41
Accelerated vesting of Cabot Corporation restricted stock under deferred compensation plan							1,117	1,117
Proceeds from stockholder			124					124
Net income				30,502		$30,502		
Foreign currency translation adjustment					(182)	(182)		
Total comprehensive income						$30,320		30,320
Balance at September 30, 2000	—	24	88,290	18,538	792		(82)	107,562
Exercise of stock options			8,746					8,746
Tax benefit on stock options exercised			6,587					6,587
Issuance of Cabot Microelectronics restricted stock under employee compensation plans			660				(660)	0
Amortization of unearned compensation on restricted stock							421	421
Issuance of stock options to non-Cabot Microelectronics employees			106					106
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan			1,651					1,651
Modification of stock award grants			1,295					1,295
Net income				41,902		$41,902		
Net unrealized loss on derivative instruments					(632)	(632)		
Foreign currency translation adjustment					(1,351)	(1,351)		
Total comprehensive income						$39,919		39,919
Balance at September 30, 2001	—	24	107,335	60,440	(1,191)		(321)	166,287
Exercise of stock options			3,169					3,169
Tax benefit on stock options exercised			2,059					2,059
Amortization of unearned compensation on restricted stock							260	260
Issuance of Cabot Microelectronics restricted stock under deposit share plan			30				(10)	20
Issuance of stock options to non-Cabot Microelectronics employees			37					37
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan			1,308					1,308
Modification of stock award grants			178					178
Net income				40,685		$40,685		
Net unrealized gain on derivative instruments					32	32		
Foreign currency translation adjustment					(529)	(529)		
Total comprehensive income						$40,188		40,188
Balance at September 30, 2002	**$ —**	**$24**	**$114,116**	**$101,125**	**$(1,688)**		**$ (71)**	**$213,506**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. BACKGROUND AND BASIS OF PRESENTATION

We believe we are the leading supplier of high performance polishing slurries used in the manufacture of the most advanced integrated circuit ("IC") devices, within a process called chemical mechanical planarization ("CMP"). CMP is a polishing process used by IC device manufacturers to planarize many of the multiple layers of material that are built upon silicon wafers to produce advanced devices.

The consolidated financial statements have been prepared by Cabot Microelectronics Corporation ("Cabot Microelectronics," "the Company," "us," "we," or "our"), pursuant to the rules of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America. Our consolidated financial statements reflect the historical results of operations, financial position and cash flows of Cabot Microelectronics which, prior to the initial public offering and spin-off, operated as a division and subsidiary (incorporated October, 1999) of Cabot Corporation ("Cabot Corporation"). We operate predominantly in one industry segment—the development, manufacture, and sale of CMP slurries.

In July 1999, Cabot Corporation ("Cabot Corporation") announced its plans to create an independent publicly-traded company, Cabot Microelectronics, comprised of its Microelectronics Materials Division. Cabot Microelectronics, which was incorporated in October 1999, completed its initial public offering in April 2000. On September 29, 2000, Cabot Corporation effected the spin-off of its remaining ownership ("spin-off"), in Cabot Microelectronics by distributing 0.280473721 shares of Cabot Microelectronics common stock as a dividend on each share of Cabot Corporation common stock outstanding on September 13, 2000.

During the second fiscal quarter of 2002, we established the following wholly-owned subsidiaries: Cabot Microelectronics Global Corporation, Nihon Cabot Microelectronics KK and Cabot Microelectronics Japan KK. The consolidated financial statements include the accounts of Cabot Microelectronics and these subsidiaries and all intercompany transactions and balances between the companies have been eliminated.

For the year ended September 30, 2000, the consolidated statement of income includes an allocation from Cabot Corporation of employee benefits and costs of shared services (including legal, finance, human resources, information systems, corporate office, and safety, health and environmental expenses). These costs were allocated to Cabot Microelectronics based on criteria that management believes to be equitable, such as Cabot Microelectronics' revenue, headcount, or actual utilization in proportion to Cabot Corporation's revenue, headcount, or actual utilization. Management believes this provides a reasonable estimate of the costs attributable to Cabot Microelectronics. For the year ended September 30, 2000, such allocated costs amounted to $5,728. Allocated costs may not necessarily be indicative of the costs that would have been incurred by Cabot Microelectronics on a stand-alone basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Finished goods and work in process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

Buildings	20–25 years
Machinery and equipment	5–10 years
Furniture and fixtures	5–10 years
Information systems	3–5 years
Assets under capital leases	Term of lease

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized and depreciated over the remaining useful lives. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Goodwill and Other Intangible Assets

Goodwill and other intangible assets were acquired in connection with a July 1995 purchase of selected assets (see Note 4). Other intangible assets consist of trade secrets and know-how, distribution rights and customer lists. Goodwill has historically been amortized on the straight-line basis over 10 years. Effective October 1, 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with the statement, we ceased amortizing goodwill and perform impairment tests at least annually. We determined that goodwill was not impaired as of September 30, 2002. Intangible assets continue to be amortized over their estimated useful lives.

(In thousands, except share and per share amounts)

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. We believe that no material impairment exists at September 30, 2002.

Foreign Currency Translation

Our operations in Europe and Asia operate primarily in local currency. Accordingly, all assets and liabilities of these operations are translated using exchange rates in effect at the end of the year, and revenue and costs are translated using weighted average exchange rates for the year. The related translation adjustments are reported in Comprehensive Income in stockholders' equity. Gains and losses resulting from foreign currency transactions are recorded in the statements of income for all periods presented.

Foreign Exchange Management

We transact business in various foreign currencies, primarily the Japanese Yen, British Pound and the Euro. Our exposure to foreign currency exchange risks has not been significant because a significant portion of our foreign sales are denominated in U.S. dollars. However, we have entered into forward contracts in an effort to manage foreign currency exchange exposure regarding our receivable and payable positions denominated in foreign currencies, and in fiscal 2001, commitments for construction costs associated with our Geino, Japan expansion. The purpose of our foreign currency management activity is to mitigate the risk that eventual cash flow requirements from significant foreign currency commitments or transactions may be adversely affected by changes in exchange rates from the commitment or transaction date through the settlement date. We do not currently use derivative financial instruments for trading or speculative purposes.

Fair Values of Financial Instruments

The recorded amounts of cash, accounts receivable, accounts payable and long-term debt approximate their fair values.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist principally of accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral to secure accounts receivable. Our exposure to credit risk associated with nonpayment is affected principally by conditions or occurrences within the semiconductor industry and global economy. We historically have not experienced material losses relating to accounts receivables from individual customers or groups of customers and maintain an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

Portion of revenue from customers who represented more than 10% of revenue were as follows:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
Customer A	**16%**	14%	15%
Customer B	**24%**	21%	17%
Customer C	**3%**	5%	11%

Customers B and C in the above table are distributors.

The three customers above accounted for 29.7% and 37.1% of net accounts receivable at September 30, 2002 and 2001, respectively.

Revenue Recognition

Revenue is recognized upon completion of delivery obligations, provided acceptance and collectibility are reasonably assured. A provision for the estimated warranty cost is recorded at the time revenue is recognized based on our historical experience.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

Prior to the September 29, 2000 spin-off, we were not a separate taxable entity for federal, state or local income tax purposes. For years prior to fiscal 2001, our operations were included in the consolidated Cabot Corporation tax returns and the income tax provisions were calculated on a separate return basis.

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. and any non-U.S. deferred income tax liability or benefit.

Stock-Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. We disclose the summary of pro forma effects to reported net income as if we had elected to recognize compensation cost based on the fair value of stock-based awards to employees of Cabot Microelectronics as prescribed by SFAS 123.

Earnings Per Share

Basic earnings per share is calculated based on the weighted average shares of common stock outstanding during the period, and diluted earnings per share is calculated based on the weighted average of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The calculation of weighted average shares outstanding for the year ended September 30, 2000 includes the pro forma 18,989,744 shares that were owned by Cabot Corporation prior to the closing of our initial public offering.

Comprehensive Income

Comprehensive income differs from net income due to foreign currency translation adjustments and net unrealized gains and losses on derivative instruments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Effects of Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect the adoption of SFAS 143 will have a material impact on our consolidated financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" while retaining many of the provisions of that statement. SFAS 144 also supercedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting for the Impairment or Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). We do not expect the adoption of SFAS 144 will have a material impact on our consolidated financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145") which is effective for fiscal years beginning after May 15, 2002. SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. We do not expect the standard will have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") which supercedes Emerging Issues Task Force Issue No. 94-3, "Liability for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of the commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002 and the adoption will have no impact on our historical consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions," which is not applicable to us.

3. ARRANGEMENTS WITH CABOT CORPORATION

Our relationship with Cabot Corporation following the initial public offering and spin-off are currently governed by the following agreements:

Fumed Metal Oxide Agreement

A fumed metal oxide supply agreement with Cabot Corporation for the supply of fumed silica and fumed alumina became effective upon the closing of our initial public offering and was amended on December 12, 2001 with respect to its terms for fumed alumina. Cabot Corporation continues to be the primary supplier, subject to certain terms and conditions, of certain fumed metal oxides for our slurry products produced as of the date of our initial public offering with respect to fumed silica and as of the effective date of the fumed alumina supply agreement with respect to certain amounts of fumed alumina. The agreement provides for a fixed annual increase in the price of fumed silica of approximately 2% and additional increases if Cabot Corporation's raw material costs increase. The agreement contains provisions requiring Cabot Corporation to supply us with fumed silica in specified volumes. We are obligated to purchase at least 90% of the six-month volume forecast and must pay the difference if we purchase less than that amount. In addition, we are obligated to pay all reasonable costs incurred by Cabot Corporation to provide quality control testing at levels greater than that which Cabot Corporation provides to other customers. Under the agreement and its amendment, Cabot Corporation also supplies fumed alumina on terms generally similar to those described above, except that certain of the forecast requirements do not apply to fumed alumina, and the price is fixed and unchanged for a base level of production, and we agreed to pay a higher incentive price for volumes above that level. The terms related to fumed alumina now provide us with the first right, subject to certain terms and

(In thousands, except share and per share amounts)

conditions, to all fumed alumina that is subject to the fumed metal oxide agreement. Cabot Corporation is not permitted to sell fumed metal oxides to third parties for use in CMP applications.

Under the agreement and the fumed alumina supply agreement, Cabot Corporation warrants that its products will meet our agreed upon product specifications. Cabot Corporation is obligated to replace noncompliant products with products that meet the agreed upon specifications. The agreement also provides that any change to product specifications for fumed metal oxides must be by mutual agreement. Any increased costs due to product specification changes will be paid by us. The agreement has an initial term that expires in June 2005 and may be terminated thereafter by either party on June 30 or December 31 in any year upon 18 months prior written notice.

Fumed Alumina Supply Agreement

Until December 2001, we purchased fumed alumina from Cabot Corporation only under the fumed metal oxide agreement. In order to meet our needs for fumed alumina given the anticipated growth in sales of fumed alumina based slurries, we entered into a fumed alumina supply agreement with Cabot Corporation on December 12, 2001. Under the fumed alumina supply agreement, Cabot Corporation expanded its capacity for the manufacture of fumed alumina to which we have first right to all capacity from the expansion and, under the amended fumed metal oxide agreement, we now have first right, subject to certain terms and conditions, to the capacity from that facility. The agreement provides that the price Cabot Corporation charges us for fumed alumina is based on all of its fixed and variable costs for producing the fumed alumina, plus its capital costs for expanding its capacity, plus an agreed upon rate of return on investment, plus incentive payments if Cabot Corporation produces more than a certain amount per year. Quarterly capital lease payments of approximately $300 with respect to capital costs will be made over the ten-year period of the agreement. The agreement has an initial five-year term and we may renew the agreement for an additional five years to 2011. We also may choose not to renew the agreement subject to certain terms and conditions and the payment of certain costs, after five years.

Dispersion Services Agreement

A dispersion services agreement with Cabot Corporation became effective upon the closing of the initial public offering. We continue to provide fumed metal oxide dispersion services to Cabot Corporation, including the manufacturing, packaging and testing of the dispersions. Under the agreement, Cabot Corporation supplies us with the fumed metal oxide particles necessary for the manufacture of the dispersions. The pricing of the dispersion services is determined on a cost-plus basis. Our obligation to provide Cabot Corporation with dispersions is limited to certain maximum volumes and Cabot Corporation is obligated to supply to us certain forecasts of their expected dispersion purchases. Cabot Corporation agrees not to engage any third party other than Davies Imperial Coatings, Inc. ("Davies") to provide dispersion services unless we are unable to supply the requested or agreed upon services. The agreement has an initial term that expires in June 2005 and may be terminated by either party on June 30 or December 31 in any year upon 18 months prior notice.

Facilities Lease Arrangements

Beginning in March 2000, we began subleasing from Cabot Corporation the land and building in Barry, Wales that we utilize in our business. As noted below under the caption "Master Separation Agreement," these assets were not transferred to Cabot Microelectronics and accordingly, have not been included in our balance sheet at September 30, 2002 and 2001. The lease will expire after ten years, subject to earlier termination under certain circumstances.

Master Separation Agreement

A master separation agreement with Cabot Corporation provided for the transfer of the legal ownership of substantially all of the assets and liabilities of the former Microelectronics Materials Division to Cabot Microelectronics. However, the land and building located in Barry, Wales were not transferred to us as discussed above under the caption "Facilities Lease Arrangements." We assumed all liabilities and obligations of Cabot Corporation relating to or arising out of our business operations any time on or before the date of the transfer of the former division's business operations to us other than various excluded liabilities. Under the master separation agreement, Cabot Corporation transferred intellectual property rights related solely to the business conducted by us, including patents, copyrights, trademarks, technology and know-how and licenses and other rights concerning third-party technology and intellectual property.

Trademark License Agreement

A trademark license agreement with Cabot Corporation governs our use of various trademarks used in our core business. Under the agreement, Cabot Corporation has granted a worldwide royalty-free license to use the trademarks in connection with the manufacture, sale or distribution of products related to our business and we agreed to refrain from various actions that could interfere with Cabot Corporation's ownership of the trademarks. The agreement also provides that our license to use the trademarks may be terminated for various reasons, including discontinued use of the trademarks, breach of the agreement, or a change in control of Cabot Microelectronics.

Confidential Disclosure and License Agreement

A confidential disclosure and license agreement governs the treatment of confidential and proprietary information, intellectual property and certain other matters. Cabot Corporation granted a fully paid, worldwide non-exclusive license to us for Cabot Corporation's copyrights, patents and technology that were used by Cabot Corporation in connection with our activities prior to the separation from Cabot Corporation. We granted to Cabot Corporation a fully paid, worldwide, non-exclusive license to copyrights, patents and technologies that are among the assets transferred to us under the master separation agreement and that would be infringed by the manufacture, treatment, processing, handling, marketing, sale or use of any products or services sold by Cabot Corporation for applications other than CMP.

In addition, Cabot Corporation assigned to us an undivided one-half interest in various patents, copyrights and technology that relate to dispersion technology, which are owned by Cabot Corporation and used in Cabot Corporation's dispersion business and our business. Any costs, taxes or other fees related to the assignments and transfers of intellectual property will generally be paid by us.

Tax-Sharing and Tax Reporting and Cooperation Agreements

We were included in Cabot Corporation's consolidated federal income tax group through the fiscal year ended September 30, 2000 as Cabot Corporation beneficially owned at least 80% of the total voting power and value of our outstanding common stock. At the time of our initial public offering we entered into a tax-sharing agreement pursuant to which Cabot Microelectronics and Cabot Corporation will make payments between them to achieve the same effects as if Cabot Microelectronics were to file separate federal, state and local income tax returns. Under the terms of the tax-sharing agreement, Cabot Corporation is required to make any payment to us for the use of our tax attributes that arose prior to the spin-off until such time as we would otherwise be able to utilize such attributes. Each member of Cabot Corporation's consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between Cabot Microelectronics and Cabot Corporation, during the period in which we were included in Cabot Corporation's consolidated group, we could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Cabot Corporation's consolidated group. We will indemnify Cabot Corporation in the event that the spin-off is not tax free to Cabot Corporation as a result of various actions taken by or with respect to Cabot Microelectronics or our failure to take various actions.

Further, as of September 29, 2000, Cabot Microelectronics and Cabot Corporation entered into a tax reporting and cooperation agreement that clarifies certain additional tax matters not specifically addressed by the Internal Revenue Service Private Letter Ruling and the Tax Sharing Agreement. Pursuant to the agreement, and subject to relevant tax regulation, Cabot Microelectronics will claim the benefit of all tax deductions resulting from the awards granted to either Cabot Corporation or Cabot Microelectronics employees under the Cabot Microelectronics 2000 Equity Incentive Plan. We are also responsible for collecting and remitting all required taxes and paying all employer taxes related to these awards.

Cabot Corporation is responsible for collecting and remitting all required taxes and paying all employer taxes related to the vesting of Cabot Corporation restricted stock awards granted to Cabot Microelectronics employees. We are entitled to the benefit of all tax deductions and will reimburse Cabot Corporation for all employer taxes related to Cabot Corporation restricted stock awards to Cabot Microelectronics employees.

Cabot Corporation will receive the benefit of all tax deductions and is responsible for all employment taxes resulting from the vesting of Cabot Microelectronics stock received by employees of Cabot Corporation in the distribution, who held restricted Cabot Corporation stock.

Employee Matters Agreement

We have an employee matters agreement with Cabot Corporation under which we are, with certain exceptions, solely responsible for the compensation and benefits of our employees who are former employees of Cabot Corporation. The principal exception is the retirement benefits for these employees. Cabot Corporation's tax-qualified retirement plans retain all assets and liabilities relating to our employees who are former employees of Cabot Corporation (subject to any distributions from the plans that are required or permitted by the plans and applicable law).

4. ACQUISITION OF SELECTED ASSETS

On July 3, 1995, we acquired selected assets used or created in connection with the development and sale of polishing slurries. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price of $9,800 was allocated to the net assets acquired based on their estimated fair values. Identifiable intangible assets, consisting primarily of trade secrets and know-how, distribution rights, customer lists and workforce in place, were valued at $4,300 and were amortized on a straight-line basis over their estimated useful lives of 7–10 years. The excess of purchase price over the fair value of the net assets acquired (goodwill) was approximately $2,800. Effective October 1, 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," which

(In thousands, except share and per share amounts)

resulted in the reclassification of a portion of intangible assets regarding workforce in place to goodwill. We determined that the resulting unamortized goodwill balance of $1,326 was not impaired. In accordance with the statement, we ceased amortizing goodwill and perform impairment tests at least annually. Accumulated amortization of intangible assets as of September 30, 2002 and 2001 was $2,615 and $2,738, respectively. In addition to the purchase price, we also made contingent payments in the amount of 2.5% of applicable slurry revenue. These payments were recorded and paid on a monthly basis and are included in cost of goods sold. In fiscal 2002, we finished making these contingent payments, which completely terminated our obligation under this contract.

The changes in the carrying value of goodwill for fiscal year 2002 are as follows:

Balance as of September 30, 2001	$ 1,045
Reclassification of workforce in place	281
Acquired goodwill	47
Balance as of September 30, 2002	**$1,373**

The components of intangible assets are as follows:

	2002	
	Gross Carrying Amount	**Accumulated Amortization**
Trade secrets and know-how	**$2,550**	**$1,850**
Workforce in place	—	—
Distribution rights, customer lists and other	**1,000**	**765**
Total intangible assets	**$3,550**	**$2,615**

	2001	
	Gross Carrying Amount	Accumulated Amortization
Trade secrets and know-how	$2,550	$1,600
Workforce in place	750	469
Distribution rights, customer lists and other	1,000	669
Total intangible assets	$4,300	$2,738

Amortization expense for the net carrying amount of intangible assets at September 30, 2002 is estimated to be $340 in fiscal 2003, $340 in fiscal 2004 and $255 in 2005.

5. INVENTORIES

Inventories consisted of the following:

	SEPTEMBER 30,	
	2002	2001
Raw materials	**$13,779**	$11,981
Work in process	**1,173**	42
Finished goods	**7,007**	4,783
Total	**$21,959**	$16,806

6. CAPITALIZED SOFTWARE

We have implemented a new global business information system that replaced Cabot Corporation's systems, and we have capitalized costs related to this internal use software project in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This system was placed in service in fiscal 2002 at a cost of $5,213. Depreciation expense of $695 was recognized in fiscal 2002.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	SEPTEMBER 30,	
	2002	2001
Land	**$ 13,705**	$ 11,253
Buildings	**55,458**	39,223
Machinery and equipment	**61,492**	45,445
Furniture and fixtures	**4,657**	2,034
Information systems	**8,740**	1,314
Capital leases	**11,770**	—
Construction in progress	**3,758**	13,676
Total property, plant and equipment	**159,580**	112,945
Less: accumulated depreciation and amortization of assets under capital leases	**(27,316)**	(15,519)
Net property, plant and equipment	**$132,264**	$ 97,426

Depreciation expense, including amortization of assets recorded under capital leases, was $11,667, $7,069 and $4,174 for the years ended September 30, 2002, 2001 and 2000, respectively.

8. ACCRUED EXPENSES, INCOME TAXES PAYABLE AND OTHER CURRENT LIABILITIES

Accrued expenses, income taxes and other current liabilities consisted of the following:

	SEPTEMBER 30,	
	2002	2001
Raw material accruals	**$ 851**	$ 609
Accrued compensation	**8,302**	8,220
Warranty accrual	**858**	1,255
Fixed asset accrual	**1,375**	54
Income taxes payable	**2,662**	237
Other	**3,190**	2,434
Total	**$17,238**	$12,809

9. LONG-TERM DEBT

At September 30, 2002, long-term debt was comprised of an unsecured term loan in the amount of $3,500 funded on the basis of the Illinois State Treasurer's Economic Program. This loan is due on April 3, 2005 and incurs interest at an annual rate of 4.68%.

On July 10, 2001, we entered into a $75,000 unsecured revolving credit and term loan facility with a group of commercial banks. On February 5, 2002, this agreement was amended with no material changes in terms. Under this agreement, which terminates July 10, 2004, interest accrues on any outstanding balance at either the institution's base rate or the Eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility are anticipated to be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement also contains various covenants. No amounts are currently outstanding under this credit facility and we are currently in compliance with the covenants.

10. CAPITAL LEASE OBLIGATIONS

On December 12, 2001, we entered into a fumed alumina supply agreement with Cabot Corporation under which we agreed to pay Cabot Corporation for the expansion of a fumed alumina manufacturing facility in Tuscola, Illinois. The payments for the facility have been treated as a capital lease for accounting purposes and the present value of the minimum quarterly payments resulted in a $9,776 lease obligation and related leased asset. The agreement has an initial five-year term, which expires in 2006, but we can choose to renew the agreement for another five-year term, which expires in 2011. We also can choose not to renew the agreement subject to certain terms and conditions and the payment of certain costs, after the initial five-year term.

On January 11, 2002, we entered into a CMP tool and polishing consumables transfer agreement with a third party under which we agreed to transfer polishing consumables to them in return for a CMP polishing tool. The polishing tool has been treated as a capital lease for accounting purposes and is valued based on the aggregate fair market value of the polishing consumables, which resulted in a $1,994 lease obligation. The agreement has approximately a three-year term, which expires in November 2004.

11. DERIVATIVES

In the first quarter of fiscal 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

During fiscal 2001, we entered into two cash flow hedges to cover commitments involving construction contracts associated with our Geino, Japan expansion. The adoption of SFAS 133 resulted in a reduction to comprehensive income for the twelve months ended September 30, 2001 of $632. We will reclassify losses currently in other comprehensive income associated with the cash flow hedges into earnings in the same period or periods in which the related assets affect earnings, which resulted in a gain of $32 in other comprehensive income in fiscal 2002. There were no other significant derivatives as of September 30, 2002.

At September 30, 2002, we had one forward contract selling Japanese Yen related to an intercompany note with one of our subsidiaries in Japan and for the purpose of hedging the risk associated with a net exposure in Japanese Yen.

12. DEFERRED COMPENSATION

Under the Directors' Deferred Compensation Plan, which became effective March 13, 2001, certain non-employee directors elected to defer their compensation to future periods. Amounts deferred under the plan were $136 and $111 as of September 30, 2002 and 2001, respectively. We do not currently maintain a deferred compensation plan for employees.

In fiscal 2000, certain officers and employees of Cabot Microelectronics elected to defer certain percentages of their compensation to future periods under the Cabot Corporation Supplemental Employee Retirement Plan. This program was discontinued for Cabot Microelectronics employees effective September 30, 2000 and the $684 deferred as of that date was rolled over to the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan ("SERP") explained in Note 15.

(In thousands, except share and per share amounts)

13. JOINT DEVELOPMENT AGREEMENT

In September 1998, we entered into a three-year joint development agreement with a third party in the semiconductor industry. Under the agreement, we provided the third party with CMP slurries of up to $3,000 over the three-year period in exchange for the use of CMP equipment provided by the third party. The arrangement has been accounted for as a nonmonetary transaction in accordance with APB No. 29, "Accounting for Nonmonetary Transactions." The CMP equipment has been accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." The cost of leasing the CMP equipment was valued based upon the slurries that the third party was entitled to receive over the three-year period. The agreement was extended through December 31, 2001, and we purchased the CMP equipment for $106 at the end of the lease. Total revenue recognized under this agreement was $131 and $684, for the year ended September 2002 and 2001, respectively. Lease expense of $637 was recognized in fiscal 2001 and no lease expense was recorded in fiscal 2002.

14. PENSION PLANS AND POSTRETIREMENT BENEFITS

Cabot Microelectronics' employees participated in the following Cabot Corporation sponsored pension and postretirement plans through April 30, 2000 and September 29, 2000, respectively.

- Noncontributory defined benefit pension plan including the Cabot Corporation Cash Balance Plan ("CBP"), a defined benefit pension plan, and the Cabot Corporation Employee Stock Ownership Plan ("ESOP"); and
- Cabot Corporation's postretirement plan, providing certain healthcare and life insurance benefits to retired employees.

Those Cabot Corporation employees who accepted employment with Cabot Microelectronics terminated their participation in certain Cabot Corporation benefit plans as a result of the spin-off on September 29, 2000, but maintained their vested and unvested rights in the above mentioned plans. Cabot Corporation allocated periodic benefit costs (income) to Cabot Microelectronics as follows:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
Pension (CBP)	$—	$—	$(86)
Employee Stock Ownership Plan (ESOP)	—	—	70
Postretirement benefit costs	—	—	75

Because our employees were only eligible to actively participate in the Cabot Corporation pension plans through April 30, 2000, we incurred a one-time charge in September 2000 for the accelerated vesting charges associated with the spin-off of $150 and $175 for the Cash Balance Plan and Employee Stock Ownership Plan, respectively.

15. SAVINGS PLAN AND OTHER INCENTIVE COMPENSATION PLANS

Effective May 1, 2000, we adopted the Cabot Microelectronics Corporation 401(k) Plan (the "401(k) Plan") covering substantially all eligible employees meeting certain minimum age and eligibility requirements, as defined by the plan. Participants may make elective contributions up to 15% of their eligible salary. All amounts contributed by participants and earnings on these contributions are fully vested at all times. The 401(k) Plan provides for matching and fixed nonelective contributions by the Company. Under the 401(k) Plan, the Company will match 100% of the first 4% of the participant's eligible compensation and 50% of the next 2% of the participant's eligible compensation, subject to limitations required by government laws or regulations. Under the 401(k) Plan, all employees, even non-participants, will receive a contribution by the Company in an amount equal to 4% of eligible compensation. Participants and employees are 100% vested in all Company contributions. The Company's expense for the defined contribution plan totaled $2,043, $1,693 and $320 for the periods ending September 30, 2002, 2001 and 2000, respectively.

Effective May 1, 2000, we adopted the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan ("SERP") covering all eligible employees as defined by the SERP. Under the SERP, the Company contributes up to 4% of these individual's eligible compensation. The purpose of the SERP is to provide for the deferral of the Company contribution to certain highly compensated employees as defined under the provision of the Employee Retirement Income Security Act ("ERISA") of 1974. All amounts contributed by the Company and earnings on these contributions are fully vested at all times. The Company's expense for the SERP was immaterial for periods ending September 30, 2002, 2001 and 2000, respectively.

In fiscal 2000, Cabot Microelectronics' employees participated in the Cabot Corporation Retirement Incentive Savings Plan ("CRISP"), in which substantially all of Cabot Corporation and its subsidiaries' domestic employees were eligible to participate, and under which Cabot Corporation made matching contributions of at least 75% of a participant's contribution up to 7.5% of the participant's eligible compensation, subject to limitations required by government laws or regulations. Contributions to the CRISP on behalf of employees of Cabot Microelectronics were $527 during fiscal 2000. Accelerated vesting costs of $200 were also incurred in fiscal 2000 due to the spin-off. On September 29, 2000, all of our employees' participation was terminated as a result of the spin-off from Cabot Corporation and employees could rollover their balance, take a distribution, or other action as defined by the CRISP.

16. EMPLOYEE STOCK PURCHASE PLAN

In March 2000, Cabot Microelectronics adopted an Employee Stock Purchase Plan ("ESPP") and authorized up to 475,000 shares of common stock to be purchased under the plan. The ESPP allows all full- or part-time employees of Cabot Microelectronics and its subsidiaries to purchase shares of our common stock through payroll deductions. Employees can elect to have up to 10% of their annual earnings withheld to purchase our stock, subject to certain other criteria. The shares are purchased at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. A total of 30,248 and 75,790 shares were issued under the ESPP during fiscal 2002 and 2001, respectively. No shares were issued during fiscal 2000.

17. EQUITY INCENTIVE PLANS

In March 2000, our Board of Directors and Cabot Corporation's Board of Directors adopted the Company's 2000 Equity Incentive Plan (the "Plan"), which was approved by Cabot Corporation as the sole stockholder of Cabot Microelectronics. Our Board of Directors amended the Plan in September 2000 and in December 2000, amended and restated the Plan, which was then approved by our stockholders in March 2001. The Board and stockholders approved 6,500,000 shares of common stock to be granted under the Plan, subject to adjustment for stock splits and similar events. The Plan allows for the granting of three types of equity incentive awards: Restricted Stock, Stock Options, and Substitute Awards. According to the Plan, all employees, directors, consultants, and advisors of the Company and its subsidiaries are eligible for awards under the Plan, which awards will be awarded subject to applicable Award Agreements. The Plan is administered by the Compensation Committee of the Cabot Microelectronics' Board of Directors.

Restricted Stock

Under the Plan, employees and non-employees are granted shares of restricted stock at the discretion of the Compensation Committee. According to the Plan, shares of restricted stock may not be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of, except that restricted stock may be pledged as security for the purchase price of the restricted stock. Generally, under our Award Agreement for restricted stock, restrictions lapse over a two-year period with one-third becoming unrestricted immediately at the date of grant and the remaining restrictions lapsing over a two-year period. Holders of restricted stock have all the rights of a stockholder, including voting and dividend rights, subject to the above restrictions. In no event shall the Company issue more than 875,000 shares of restricted stock under the Plan. Restricted shares may also be purchased and placed "on deposit" by executive level employees under the 2001 Deposit Share Plan. Shares purchased under this Deposit Share Plan receive a 50% match in restricted shares, which vest over a three-year period, and are subject to forfeiture upon early withdrawal of deposit shares.

In December 2001, we issued 369 restricted shares at $81.16 under the Deposit Share Plan and no other restricted shares were granted during the fiscal year. In October 2000, we granted 10,000 shares of restricted stock to an employee at $39.19 per share and in May 2001, we granted 4,000 shares of restricted stock to an employee at $67.07 per share, of which the 1,334 shares that were still restricted were forfeited upon the employee's resignation in October 2002. Unearned compensation of $10 and $660 was recorded in fiscal 2002 and 2001, respectively. Compensation expense associated with restricted stock awards was $260, $421 and $41 for the years ended September 30, 2002, 2001 and 2000, respectively. The number of shares subject to restrictions were 5,037, 10,168 and 1,667 at September 30, 2002, 2001 and 2000, respectively.

Stock Options

Under the Plan, employees and non-employees may be granted incentive stock options ("ISO") to purchase common stock at not less than the fair value on the date of grant and non-qualified stock options ("NQSO") as determined by the Compensation Committee and set forth in an applicable Award Agreement. The Plan provides that the term of the option may be as long as ten years. Options granted during fiscal 2002 generally provided for a ten-year term, with options vesting equally over a four-year period, with first vesting on the anniversary date of the grant. Options granted in 2001 generally provided for a seven-year term and also vested over a four-year period. Options granted during fiscal 2000 provide for a five-year term, with the options vesting over a two-year period, with one-third immediately vesting on the date of grant under the Plan. No more than 1,750,000 ISO shares may be issued, and none have been granted to date.

In fiscal 2002, we recorded compensation expense of $178 associated with revised stock option agreements involving a former director. In fiscal 2001, we recorded compensation expense of $1,295 associated with revised stock option agreements involving a former director and a former employee. In fiscal 2000, a total of $3,755 of expenses were recorded relating to options granted to non-Cabot Microelectronics employees at the time of the initial public offering and for the accelerated vesting of long-term incentives and benefits at the time of the spin-off from Cabot Corporation.

(In thousands, except share and per share amounts)

In April 2000, we granted stock options to non-Cabot Microelectronics employees. The term of these options is five years from the initial date of grant, but the options were fully vested on the date of grant. We accounted for these grants to non-Cabot Microelectronics employees under the guidance of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and, as a result, recorded a charge of $2,113 ($1,373 after tax) at the time of the initial public offering.

The following tables relate to stock options outstanding as of September 30, 2002:

	Stock Options	Weighted Average Exercise Price
Outstanding at September 30, 1999	—	$ —
Granted	1,264,310	20.44
Exercised	—	—
Canceled	(7,880)	20.00
Outstanding at September 30, 2000	1,256,430	$ 20.44
Granted	1,218,176	64.29
Exercised	(397,963)	21.98
Canceled	(49,655)	41.76
Outstanding at September 30, 2001	2,026,988	$ 45.97
Granted	1,018,425	50.33
Exercised	(144,203)	21.98
Canceled	(82,446)	50.40
Outstanding at September 30, 2002	**2,818,764**	**$48.64**

	Options Outstanding		
Range of Exercise Price	Number of Shares	Weighted Average Contractual Life (in Years)	Weighted Average Exercise Price
$20.00	697,597	2.5	$20.00
$39.18–$53.50	1,047,917	8.5	48.87
$62.00–$69.69	1,073,250	5.3	67.04
	2,818,764		$48.64

	Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00	672,597	$20.00
$39.18–$53.50	74,750	43.39
$62.00–$69.69	283,359	67.12
	1,030,706	$34.65

We adopted the disclosure requirements of SFAS 123 upon establishing the Plan. As permitted by SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board ("APB") Opinion Number 25, "Accounting for Stock Issued to Employees" with regard to the measurement of compensation cost for options granted under the Equity Incentive Plan and shares issued under our ESPP. Had expense been recognized using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model we would have reported the following results of operations:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
Pro forma net income	**$28,191**	$32,580	$27,634
Pro forma basic net income per share	**$ 1.17**	$ 1.37	$ 1.30
Pro forma diluted net income per share	**$ 1.15**	$ 1.34	$ 1.26

These costs may not be representative of the total effects on pro forma reported income for future years. Factors that may also impact disclosures in future years include the attribution of the awards to the service period, the vesting period of stock options, timing of additional grants of stock option awards and number of shares granted for future awards. The fair value of our stock based awards to employees under SFAS 123 was estimated assuming no expected dividends and the following weighted average assumptions:

	Options			ESPP		
	2002	2001	2000	**2002**	2001	2000
Expected term (in years)	**5**	5	5	**.5**	.5	.75
Expected volatility	**85%**	97%	35%	**57%**	94%	35%
Risk-free rate of return	**2.8%**	4.0%	6.0%	**1.6%**	2.4%	6.0%

18. STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of Cabot Microelectronics' stockholders. Common stockholders are entitled to receive ratably the dividends, if any, as may be declared by the Board of Directors. Upon liquidation, dissolution or winding up of Cabot Microelectronics, the common stockholders will be entitled to share, pro ratably, in the distribution of assets available after satisfaction of all liabilities and liquidation preferences of preferred stockholders, if any. In March 2000, the Board of Directors amended our articles of incorporation to increase the number of authorized shares of its common stock to 200,000,000 shares. There have been no changes to the number of authorized shares during fiscal 2002 and 2001.

Stockholder Rights Plan

In March 2000, the Board of Directors of Cabot Microelectronics approved a stock rights agreement and declared a dividend distribution of one right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for each outstanding share of common stock to stockholders of record on April 7, 2000. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions.

Stock Splits

In March 2000, the Board of Directors approved an 18,989,744 to 1 stock split pursuant to which all 18,898,744 shares were issued to Cabot Corporation as of the date of the initial public offering. There have been no stock splits during fiscal 2002 and 2001.

Dividends

We paid Cabot Corporation aggregate dividends of $81,300 in fiscal 2000, of which $17,000 was paid from borrowings under a term credit facility prior to our initial public offering and $64,300 was paid with proceeds from our initial public offering. No dividends were declared or paid during fiscal 2002 and 2001.

19. INCOME TAXES

Income before income taxes was as follows:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
Domestic	**$51,772**	$53,606	$43,721
Foreign	**8,951**	9,882	3,227
Total	**$60,723**	$63,488	$46,948

Taxes on income consisted of the following:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
U.S. federal and state:			
Current	**$13,946**	$17,579	$17,417
Deferred	**2,460**	410	(2,145)
Total	**$16,406**	$17,989	$15,272
Foreign:			
Current	**$ 4,198**	$ 3,817	$ 1,146
Deferred	**(566)**	(220)	28
Total	**3,632**	3,597	1,174
Total U.S. and foreign	**$20,038**	$21,586	$16,446

The provision for income taxes at our effective tax rate differed from the provision for income taxes at the statutory rate as follows:

	YEAR ENDED SEPTEMBER 30,		
	2002	2001	2000
Computed tax expense at the federal statutory rate	**35.0%**	35.0%	35.0%
U.S. benefits from research and development activities	**(2.0)**	(1.5)	(1.3)
State taxes, net of federal effect	**1.2**	1.5	1.9
Foreign sales corporation benefits	**(0.7)**	(1.3)	(1.7)
Other, net	**(0.5)**	0.3	1.1
Provision for income taxes	**33.0%**	34.0%	35.0%

Significant components of deferred income taxes were as follows:

	SEPTEMBER 30,	
	2002	2001
Deferred tax assets:		
Depreciation and amortization	**$ 718**	$1,271
Employee benefits	**2,316**	858
Inventory	**588**	595
Product warranty	**381**	436
Bad debt reserve	**233**	355
State and local taxes	**180**	212
Deferred tax credits	**—**	1,435
Translation adjustment	**901**	764
Other, net	**204**	162
Total deferred tax assets	**$5,521**	$6,088
Deferred tax liabilities:		
Depreciation and amortization	**$3,804**	$2,715
State and local taxes	**132**	146
Other, net	**116**	—
Total deferred tax liabilities	**$4,052**	$2,861

20. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable leases, most of which expire within ten years and may be renewed by us. Rent expense under such arrangements during fiscal 2002, 2001 and 2000 totaled $482, $1,400 and $1,288, respectively.

(In thousands, except share and per share amounts)

Future minimum rental commitments under noncancelable leases as of September 30, 2002 are as follows:

Fiscal Year	Operating	Capital
2003	$ 430	$ 2,413
2004	311	2,077
2005	97	1,527
2006	71	1,344
2007	63	1,344
Thereafter	148	5,041
	$1,120	13,746
Amount related to interest		(3,296)
Capital lease obligation		$10,450

Unconditional Purchase Obligations

We have entered into unconditional purchase obligations which include noncancelable purchase commitments and take-or-pay arrangements with suppliers. We operate under an amended fumed metal oxide agreement with Cabot Corporation for the purchase of two key raw materials, fumed silica and fumed alumina. We are obligated to purchase at least 90% of our six-month volume forecast of fumed silica and must pay the difference if we purchase less than that amount. Also, under our fumed alumina supply agreement with Cabot Corporation we are obligated to pay certain fixed, capital and variable costs through December of 2006. This agreement has an initial five-year term, but we can choose to renew the agreement for another five-year term, which would expire in December 2011. If we do not renew the agreement, we will become subject to certain terms and conditions and the payment of certain costs. Although our unconditional purchase obligations include $21,939 of contractual commitments, based upon our anticipated renewal of the agreement through December 2011, we have not recorded a liability because we currently anticipate meeting minimum forecasted purchase volume requirements.

We also entered into a purchase agreement with a supplier in July 2002 for certain materials in which we are obligated to purchase $571 in materials, subject to the supplier's ability to deliver, certain minimum quantities based upon certain forecasted requirements over a one-year period. We currently anticipate meeting minimum forecasted purchase volume requirements.

We also have a long-term agreement with a supplier to purchase materials for use in one of our product lines that is not currently in commercial production. As of September 30, 2002, we are obligated to purchase, subject to the supplier's ability to deliver, $3,200 of materials over the remaining term of the agreement, which expires in June 2005. There exists the possibility that we will not require the entire amount of material provided for under the agreement, but we still would be obligated to pay for it. We have not recorded a liability for this possible loss as we plan to and are evaluating the use of the production capabilities of the supplier in conjunction with this product line strategy. In fiscal 2001 and 2002, we made payments to this supplier of $500 and $700, respectively, for purchasing less than the contractual minimum. We also are required to reimburse the supplier for all approved research and development costs related to the materials. The supplier will repay these research and development reimbursements if our material purchases from them reach certain levels.

In November 2002, we entered into a purchase agreement for certain materials with a supplier and we are obligated to purchase $201 over the life of the contract. We also expect to purchase $500 of capital assets to be placed in service at this supplier.

Other Long-Term Obligations

We have an agreement with Davies Imperial Coatings, Inc. ("Davies") pursuant to which Davies will perform certain agreed upon dispersion services. We have agreed to purchase minimum amounts of services per year and to invest approximately $200 per year in capital improvements or other expenditures to maintain capacity at the Davies dispersion facility. The initial term of the agreement expires in October 2004, with automatic one-year renewals, and contains a 90-day cancellation clause executable by either party. We are obligated to make a termination payment if the agreement is not renewed.

On July 10, 2001, we entered into a $75,000 unsecured revolving credit and term facility with a group of commercial banks. Under this agreement, which terminates July 10, 2004, we are obligated to pay an administrative fee and a non-use fee. No amounts are currently outstanding under this agreement and we are currently in compliance with the covenants.

On September 25, 2002, we entered into a licensing agreement for a product line under development. Under this agreement we are required to pay an annual non-refundable minimum annual licensing fee. In addition, we have committed to rent or purchase equipment to develop and commercialize the licensed product. This agreement is cancellable at any time and shall remain in effect until terminated upon the mutual agreement of the parties involved.

21. LITIGATION SETTLEMENT

On February 28, 2002, we settled all pending patent infringement litigation involving us and one of our major competitors, Rodel, Inc., for a one-time payment to Rodel of $1,000, which we recorded as expense in the second fiscal quarter, and we have no further financial obligation with respect to this matter. The litigation, entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 98-352) and Rodel, Inc. and Rodel Holdings, Inc. v. Cabot Corporation (Civil Action No. 99-256), had related to certain aspects of our slurry business and had been controlled by us, but had been between Rodel and our former parent, Cabot Corporation. Under the settlement, the suits were fully and permanently dismissed, and neither party admits liability. In addition, Cabot Microelectronics received from Rodel a fully paid-up, royalty-free, worldwide license in all patents that were the subject of the two suits and their foreign equivalents.

22. EARNINGS PER SHARE

Statement of Financial Accounting Standards No. 128, "Earnings per Shares," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations. Basic and diluted earnings per share were calculated as follows:

(In thousands, except for share and per share amounts)	YEAR ENDED SEPTEMBER 30, 2002	2001	2000
Numerator:			
Income available to common shares	**$40,685**	$41,902	$30,502
Denominator:			
Weighted average common shares (denominator for basic calculation)	**24,160,361**	23,823,790	21,214,414
Weighted average effect of dilutive securities:			
Stock-based compensation	**404,713**	502,812	673,342
Diluted weighted average common shares (denominator for diluted calculation)	**24,565,074**	24,326,602	21,887,756
Earnings per share:			
Basic	**$ 1.68**	$ 1.76	$ 1.44
Diluted	**$ 1.66**	$ 1.72	$ 1.39

23. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate predominantly in one industry segment—the development, manufacture, and sale of CMP slurries.

Revenues are attributed to the United States and foreign regions based upon the customer location and not the geographic location from which our products were shipped. Financial information by geographic area was as follows:

	SEPTEMBER 30, 2002	2001	2000
Revenue:			
United States	**$ 81,015**	$ 87,049	$ 81,070
Europe	**29,734**	30,583	18,244
Asia	**124,416**	109,560	81,842
Total	**$235,165**	$227,192	$181,156
Property, plant and equipment, net:			
United States	**$100,900**	$ 64,171	$ 50,421
Europe	**2,032**	1,943	2,147
Asia	**29,332**	31,312	19,305
Total	**$132,264**	$ 97,426	$ 71,873

SELECTED QUARTERLY OPERATING RESULTS

(Unaudited and in thousands, except per share amounts)	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000
Revenue	$65,264	$68,377	$50,520	$51,004	$51,411	$51,470	$55,695	$68,616
Cost of goods sold	31,946	32,113	25,262	23,746	25,305	24,628	25,923	32,563
Gross profit	33,318	36,264	25,258	27,258	26,106	26,842	29,772	36,053
Operating expenses:								
Research and development	10,102	10,190	6,429	6,947	6,297	6,165	6,805	6,538
Selling and marketing	2,469	2,470	2,370	2,358	2,292	1,947	2,249	2,269
General and administrative	3,917	4,260	5,397	3,884	4,106	5,316	6,485	5,147
Litigation settlement	—	—	1,000	—	—	—	—	—
Amortization of intangibles	74	90	91	90	179	180	180	179
Total operating expenses	16,562	17,010	15,287	13,279	12,874	13,608	15,719	14,133
Operating income	16,756	19,254	9,971	13,979	13,232	13,234	14,053	21,920
Other income (expense), net	71	1,160	(151)	(317)	208	166	238	437
Income before income taxes	16,827	20,414	9,820	13,662	13,440	13,400	14,291	22,357
Provision for income taxes	5,377	7,147	2,869	4,645	4,217	4,544	4,907	7,918
Net income	$11,450	$13,267	$ 6,951	$ 9,017	$ 9,223	$ 8,856	$ 9,384	$14,439
Basic earnings per share	$ 0.47	$ 0.55	$ 0.29	$ 0.37	$ 0.38	$ 0.37	$ 0.39	$ 0.61
Weighted average basic shares outstanding	24,231	24,193	24,140	24,096	24,043	23,975	23,800	23,608
Diluted earnings per share	$ 0.47	$ 0.54	$ 0.28	$ 0.37	$ 0.38	$ 0.36	$ 0.39	$ 0.59
Weighted average diluted shares outstanding	24,501	24,521	24,583	24,532	24,510	24,450	24,328	24,290

MANAGEMENT RESPONSIBILITY

The accompanying consolidated financial statements were prepared by Cabot Microelectronics in conformity with accounting principles generally accepted in the United States of America. Cabot Microelectronics' management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

Cabot Microelectronics maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit function, independent accountants, and the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are independent and not employees of Cabot Microelectronics, the Committee meets periodically with Cabot Microelectronics' management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls, as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.



Matthew Neville
Chief Executive Officer



Daniel S. Wobby
Corporate Controller and Acting Principal Financial Officer

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded publicly on the NASDAQ National Market® under the symbol "CCMP" since our initial public offering on April 4, 2000. The following table sets forth the range of quarterly high and low closing sales prices for our common stock on the NASDAQ National Market.

	High	Low
Fiscal 2001		
First Quarter	$57.00	$36.63
Second Quarter	99.38	38.31
Third Quarter	76.41	38.00
Fourth Quarter	79.34	48.31
Fiscal 2002		
First Quarter	**81.16**	**43.15**
Second Quarter	**86.54**	**53.25**
Third Quarter	**68.80**	**38.41**
Fourth Quarter	**49.81**	**34.75**
Fiscal 2003		
First Quarter	**61.02**	**33.25**

As of November 29, 2002, there were approximately 1,338 holders of record of our common stock. No dividends were declared or paid in fiscal 2002 and we currently do not anticipate paying cash dividends in the future.

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS ON OUR ANNUAL REPORT ON FORM 10-K PREVIOUSLY FILED WITH THE SEC

In the Company's Annual Report on Form 10-K for fiscal year ended September 30, 2002 filed with the Securities and Exchange Commission on December 10, 2002, the Company's Chief Executive Officer and the Acting Principal Financial Officer signed the Section 302 Certifications below. These certifications are presented for informational purposes only.

I, Matthew Neville, Chief Executive Officer of Cabot Microelectronics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Microelectronics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors;

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: December 10, 2002

Matthew Neville
Chief Executive Officer

I, Daniel S. Wobby, Acting Principal Financial Officer of Cabot Microelectronics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Microelectronics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors;

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: December 10, 2002

Daniel S. Wobby
Acting Principal Financial Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS

Matthew Neville
Chairman
President and Chief Executive Officer,
Cabot Microelectronics Corporation

Juan Enriquez-Cabot
Director
Director, Life Science Project,
Harvard Business School

John Frazee, Jr.
Director
Former Chairman and
Chief Executive Officer,
Centel Corporation

H. Laurance Fuller
Director
Former Co-Chairman,
BP Amoco, p.l.c.

J. Joseph King
Director
Vice Chairman and
Chief Executive Officer,
Molex, Inc.

Ronald Skates
Director
Former President and
Chief Executive Officer,
Data General Corporation

Steven Wilkinson
Director
Former Partner,
Arthur Andersen LLP

CORPORATE OFFICERS

Matthew Neville
Chairman, President and
Chief Executive Officer

H. Carol Bernstein
Vice President, Secretary and
General Counsel

J. Michael Jenkins
Vice President of Human Resources

Jeremy Jones
Vice President of New Business
Development

Hiro Nishiya
Vice President of Asia Pacific
Business Region

Kathleen Perry
Vice President of Research
and Development

Daniel Pike
Vice President of Operations

Stephen Smith
Vice President of Marketing and Sales

Daniel Wobby
Acting Chief Financial Officer

CORPORATE HEADQUARTERS

Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504
(630) 375-6631

INVESTOR INFORMATION

Investor inquiries are welcome, and individuals are invited to contact our offices by mail at the address above, by telephone at (630) 499-2600, or through our website at www.cabotcmp.com.

STOCK INFORMATION

Cabot Microelectronics is traded on NASDAQ® under the symbol CCMP.

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3400
www.equiserve.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Chicago, IL

SHAREHOLDER MEETING

The Annual Meeting of Shareholders will be held at 8 a.m. on March 11, 2003 at Cabot Microelectronics Corporation, 870 N. Commons Drive, Aurora, IL.

FORM 10-K

A copy of the Cabot Microelectronics Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed with the Securities and Exchange Commission is available without charge at our website, www.cabotcmp.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

1995-AR-03